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Filed pursuant to rule 424(b)(5)
Registration Number: 333-88680

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 18, 2002)

2,650,000 Shares

Common Stock

We are offering 2,650,000 shares of our common stock. We will receive all of the net proceeds from the sale of that common stock.

The Manitowoc Company, Inc. common stock is listed on the New York Stock Exchange under the symbol "MTW." The last reported sale price of our common stock on December 7, 2004 was $37.21 per share.

Investing in our common stock involves risks. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock in "Risk factors" beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$36.250	$96,062,500

Underwriting discounts and commissions	$1.813	$4,803,125

Proceeds, before expenses, to us	$34.437	$91,259,375

The underwriters may also purchase up to an additional 397,500 shares of common stock from us at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $5,523,594, and the total proceeds, before expenses, to us will be $104,948,281.

The underwriters are offering the shares of our common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about December 13, 2004.

Joint-Lead Managers

UBS Investment Bank Sole Book-Running Manager	Lehman Brothers
JPMorgan

The date of this prospectus supplement is December 8, 2004.

Manitowoc at a Glance

Cranes and Related Products Segment

Products & Services

Crawler and truck-mounted lattice-boom cranes; top-slewing and self-erecting tower cranes; mobile telescopic all-terrain and rough-terrain cranes; hydraulically powered telescopic boom trucks; crane rebuilding and remanufacturing services

Brand Names

Manitowoc, Potain, Grove, National

Customers & Markets

Contractors specializing in heavy construction, general contracting, commercial and high-rise residential construction, energy projects, infrastructure, dockside, mining, dredging, industrial, utility services, oilfield services and material-handling applications; crane and equipment rental operations

Primary Competitors

Crawler Cranes	Tower Cranes	Mobile Cranes	Boom Trucks
Hitachi	Comansa	Liebherr	Manitex
Kobelco	Gru Comedil	Link-Belt	Terex
Liebherr	Liebherr	Tadano	
Sumitomo/Link-Belt	Terex Peiner	Terex Demag	
Terex Demag			

Foodservice Equipment Segment

Products & Services

Brand Names

Manitowoc, QuietQube, Servend, Multiplex, Kyees, Kolpak, Harford-Duracool, McCall, Koolaire, RDI, Flomatic, Compact, Icetronic, MBS

Customers & Markets

Restaurant, lodging, healthcare, high-end residential, convenience store, institutional, soft-drink bottling and dispensing; commercial ice service

Primary Competitors

Ice Machines	Ice/Beverage Dispensers	Walk-in Refrigerators & Freezers	Reach-in Refrigerators & Freezers
Hoshizaki	Automatic Bar Controls	American Panel	Beverage Air
Scotsman	Celli	ICS	Delfield
Ice-O-Matic	Enodis	Nor-Lake	Traulsen
	Cornelius	W.A. Brown	True Foodservice
	Lancer	Kysor/Needham	
	Vin Service		

Marine Segment

Products & Services

New construction services for government, military, research and commercial vessels of all varieties, including self-unloading bulk carriers, double-hull tank barges, integrated tug/barges, ferries and dredges; inspection, maintenance, conversion and repair of freshwater and saltwater vessels

Customers & Markets

Government, research, military and dredging operations; US and Canadian-flagged Great Lakes fleets; inland waterway operators; oceangoing vessels that transit the St. Lawrence Seaway and the Great Lakes

Primary Competitors

Alabama Shipbuilding & Drydock
Bender Shipbuilding & Repair
Bollinger Shipyards
Lockport & Larose
Port Weller Drydocks
Friede Goldman Halter

555

You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under "Where you can find more information" in the accompanying prospectus before investing in our common stock.

All references to "Manitowoc", the "Company", "us" and "we" in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, The Manitowoc Company, Inc. together with its consolidated subsidiaries. All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes. The market data included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including growth rates and information relating to our relative position in the industries we serve, are based on internal surveys, market research, publicly available information and industry publications. Although we believe that such independent sources are reliable, we have not independently verified the information contained in them. All foreign currencies are translated using the current exchange rate for assets and liabilities and the weighted average exchange rate for the period for the consolidated statement of earnings items.

ii

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before making an investment decision. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the "Risk factors" section, the financial data and the financial statements and other information incorporated by reference.

OUR COMPANY

We are a diversified industrial manufacturer of cranes, foodservice equipment and mid-size commercial, research and military ships. For the twelve months ended September 30, 2004 we generated net sales and earnings from continuing operations of $1.8 billion and $110.0 million, respectively. We were founded in 1902, and our shares have been publicly-traded since 1971.

We operate in three business segments: Cranes and Related Products ("Crane"), Foodservice Equipment ("Foodservice") and Marine.

Our Crane business, which accounted for 62.6% of net sales from continuing operations for the twelve months ended September 30, 2004, is a global provider of engineered lift solutions with one of the broadest lines of lifting equipment in our industry. We design, manufacture and market a wide range of crawler cranes, mobile telescopic cranes, tower cranes and boom trucks. Our crane products are marketed under the Manitowoc, Potain, Grove and National brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging. Our crane-related product support services are marketed under the CraneCARE brand name and include maintenance and repair services and parts supply.

Our Foodservice business, which accounted for 25.5% of net sales from continuing operations for the twelve months ended September 30, 2004, is a leading broad-line manufacturer of "cold side" commercial foodservice products. We design, manufacture and market ice making machines, walk-in and reach-in refrigerators/freezers, fountain beverage delivery systems and other foodservice refrigeration products for the restaurant, lodging, healthcare, high-end residential, convenience store, soft-drink bottling and institutional foodservice markets. Our Foodservice products are marketed under the Manitowoc, Kolpak, SerVend, Multiplex, Harford-Duracool, McCall, Flomatic, Compact, Icetronic, Kyees, RDI and other brand names.

Our Marine business, which accounted for 11.9% of net sales from continuing operations for the twelve months ended September 30, 2004, provides new construction, ship repair and maintenance services for freshwater and saltwater vessels from four shipyards for Great Lakes and oceangoing mid-size commercial, research and military vessels. Marine serves the Great Lakes maritime market consisting of both US and Canadian fleets, inland waterway operations and ocean going vessels that transit the Great Lakes and St. Lawrence Seaway.

COMPETITIVE STRENGTHS

Leading Market Positions.    We have leading market positions and significant market share in our principal product categories. We believe we are:

  –>
  the leading provider of mobile telescopic cranes in North America, with an estimated market share greater than 40% (based on 2003 unit shipments), and a leading provider in Europe;

  –>
  a leading provider of high-capacity crawler cranes (over 150 US ton lifting capacity);

  –>
  one of two leading providers of tower cranes in the world, with a worldwide market share we estimate at approximately 25% (based on 2003 unit shipments);

  –>
  the leading provider of ice making machines in the United States with a share of US sales for the first nine months of 2004 of greater than 45%;

  –>
  a leading provider of walk-in refrigerators/freezers in the United States; and

  –>
  a leading provider of marine construction and repair services in the US Great Lakes region with approximately 60% of the drydock capacity, based on footage, serving the Great Lakes commercial fleet.

Well-Established and Widely-Recognized Brand Names.    We market our products under some of the most well-established brand names in the crane and foodservice equipment industries, including Manitowoc, Grove, National and Potain. We believe our brands are recognized for innovative technology, customer-focused design and reliable product support. We believe that our strong brand identity enables our products to command leading resale values in the crane industry, creates loyalty among our Crane and Foodservice customers and positions us to increase sales across all of our Crane and Foodservice product lines.

Diversified Business Platform and Customer Base.    We operate in three discrete businesses, each featuring a broad product offering and selling to a diverse customer base. While both our Crane and Foodservice businesses are influenced by general economic conditions, they serve different global markets that are influenced by different and largely unrelated factors. Our Marine business provides additional stability, as its repair and maintenance services are primarily non-discretionary and many of its new construction customers are government agencies whose investment decisions are not directly influenced by general economic conditions. Our customer base is also diverse. No single customer represented greater than 10% of our total net sales for the nine months ended September 30, 2004. We believe our diversification provides us greater stability and with more opportunities for continued growth.

Global Manufacturing and Service Capabilities.    With manufacturing facilities in North America, Europe and China and distribution facilities, service branches and offices located on five continents, we sell our Crane and Foodservice products and provide our services worldwide. Our manufacturing presence and our distribution presence give us greater proximity to our customer base and enable us to provide timely delivery and product support, including parts replacement and after-market services.

Strong Product Development Track Record.    Our extensive engineering and research and development capabilities have been important drivers of our success. We engage in research and development activities at all of our significant manufacturing facilities. Our team of engineers focuses on developing innovative, high performance and low maintenance products that are intended to create significant brand loyalty among customers. Design engineers work closely with our manufacturing and marketing staff, enabling us to quickly identify changing end-user requirements, implement new technologies and effectively introduce product innovations. Carefully managed relationships with dealers, distributors and end users help us identify and respond to their needs, not only for products, but also for service and support that is critical to the profitability of their operations. As part of our ongoing commitment to provide superior products, we intend to continue our efforts to design products that meet evolving customer demands and that reduce the period from product conception to product introduction. We incurred research and development expenditures of $7.9 million, $15.6 million and $17.4 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Cost-Efficient Manufacturing.    We believe we are a cost-efficient manufacturer and service provider in each of our businesses. Over the past three years, we focused on improving our manufacturing efficiency by consolidating facilities and implementing new processes designed to decrease our cycle time, reduce working capital costs and increase our manufacturing flexibility. We believe that our focus on manufacturing efficiency helps us to consistently meet our customers' requirements for on-time delivery while improving our capital efficiency.

Superior Customer Service.    We support our products and our customers in the field through an extensive after-market customer service network. Downtime in the field can be extremely costly for our customers and we believe our responsiveness and the quality of our customer service differentiate us from our competition and have an important influence on our customers' decisions to choose our brands in the lifting and foodservice equipment markets. We have adopted the brand name "CraneCARE" to highlight, identify and promote these product support services in our Crane segment.

STRATEGY

We are committed to continuing our tradition of providing customer-focused, quality products and services in a manner designed to continuously improve economic value for our shareholders. We believe we are well positioned to continue to serve our existing customers and to capitalize on growth opportunities around the world through continued execution of the following strategic initiatives:

Emphasizing New Product Development and Innovation.    We will continue to invest capital to develop new products and enhance our existing products with improved cost-effective functionality in response to changing customer requirements.

Focusing on Capital and Operating Efficiency.    Since 1993, we have managed our business according to EVA®, or Economic Value-Added, principles. With EVA as a guiding principle, we will continue to seek opportunities to improve productivity, generate consistent cash flows and increase our return on invested capital.

Extending Our Geographic Reach and Product Support Networks.    We will continue to extend our manufacturing and distribution and service networks deeper into both new and existing geographic markets. In addition to establishing our own facilities in new markets, we will continue to pursue joint ventures and licensing agreements where appropriate to further extend our manufacturing and distribution and service networks around the world.

Rationalizing Non-Core Operations Coupled with Selective Acquisitions.    We regularly review the performance and operations of our business units and evaluate them against our core business strategies. As part of that process, we regularly consider the divestiture of non-core and non-strategic operations. We have made strategic divestitures in the past, and expect that we may have additional divestitures in the future. We also regularly review possible enhancements to our product mix and market penetration. We have utilized, and expect to continue to utilize, strategic acquisitions for those purposes.

OUR CORPORATE INFORMATION

The Manitowoc Company, Inc. is incorporated in the state of Wisconsin. Our principal offices are located at 2400 South 44th Street, Manitowoc, Wisconsin 54220, telephone (920) 684-4410.

The offering

Common stock we are offering	2,650,000 shares
Common stock to be outstanding after this offering	29,521,764 shares
Use of proceeds
We intend to use the net proceeds from this offering to redeem a portion of our 10 1/2% senior subordinated notes due 2012 ("senior subordinated notes due 2012") and for general corporate purposes. See "Use of proceeds."
NYSE symbol	MTW
Risk factors
Investing in our common stock involves risks. See "Risk factors" beginning on page S-8 of this prospectus supplement for a discussion of material risks that you should consider before investing in our common stock.

The number of shares of our common stock outstanding immediately after the closing of this offering is based on 26,871,764 shares of our common stock outstanding as of November 11, 2004. The number of shares of our common stock outstanding immediately after this offering excludes:

  –>
  1,995,055 shares of our common stock issuable upon the exercise of stock options outstanding as of November 11, 2004 under our equity compensation plans at a weighted average exercise price of $25.44 per share; and

  –>
  3,697,963 shares of our common stock available for future issuance under our equity compensation plans at the closing of this offering (based on options outstanding as of November 11, 2004).

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 397,500 additional shares of our common stock to cover over-allotments, if any.

Summary financial data

The following summary financial data should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and "Selected financial data", included elsewhere in this prospectus supplement, and our audited and unaudited consolidated financial statements, incorporated by reference in this prospectus supplement.

We filed a Current Report on Form 8-K dated December 3, 2004, which is incorporated by reference in this prospectus supplement, containing audited financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 that have been restated to reflect as a discontinued operation our former wholly-owned subsidiary Delta Manlift SAS ("Delta"), the sale of which we completed in the second quarter of 2004.

	Year ended December 31,			Nine months ended September 30,
	2001(1)	2002(2)	2003	2003	2004

	(in thousands, except share and per share amounts)
Statement of earnings data:
Net sales	$984,423	$1,356,423	$1,570,856	$1,181,890	$1,429,187
Costs and expenses:
Cost of sales	713,825	1,035,086	1,238,122	925,401	1,137,033
Engineering, selling and administrative expenses	143,039	192,603	246,741	184,337	200,619
Amortization expense(3)	11,074	2,001	2,919	2,153	2,333
Plant consolidation and restructuring costs(4)	—	11,609	10,089	5,910	975
Curtailment gain(5)	—	—	(12,897)	—	—

Total costs and expenses	867,938	1,241,299	1,484,974	1,117,801	1,340,960
Operating earnings from continuing operations	116,485	115,124	85,882	64,089	88,227
Other expenses:
Interest expense	(37,408)	(51,963)	(56,901)	(43,680)	(41,748)
Loss on debt extinguishment(6)	(5,540)	—	(7,300)	—	(1,036)
Other income (expense), net	(1,268)	1,918	314	(306)	1,302

Total other expenses	(44,216)	(50,045)	(63,887)	(43,986)	(41,482)
Earnings from continuing operations before taxes on income	72,269	65,079	21,995	20,103	46,745
Provision for taxes on income	27,875	23,429	3,959	5,228	12,153

Earnings from continuing operations	44,394	41,650	18,036	14,875	34,592
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes of $726, $58, $(580), $(906) and $(582), respectively(7)	1,154	105	(2,440)	(2,088)	(1,575)
Gain (loss) on sale or closure of discontinued operations, net of income taxes of $(10,853) $(2,829), $(1,128) and $254, respectively(7)	—	(25,457)	(12,047)	(3,741)	709
Cumulative effect of accounting change, net of income taxes of $(14,200)(3)	—	(36,800)	—	—	—

Net earnings (loss)	$45,548	$(20,502)	$3,549	$9,046	$33,726

Basic earnings per share:
Earnings from continuing operations	$1.83	$1.65	$0.68	$0.56	$1.29
Earnings (loss) from discontinued operations, net of income taxes(7)	0.05	0.00	(0.09)	(0.08)	(0.06)
Gain (loss) on sale or closure of discontinued operations, net of income taxes(7)	—	(1.01)	(0.45)	(0.14)	0.03
Cumulative effect of accounting change, net of income taxes(3)	—	(1.46)	—	—	—

Net earnings (loss)	$1.87	$(0.82)	$0.13	$0.34	$1.26

Diluted earnings per share:
Earnings from continuing operations	$1.81	$1.62	$0.68	$0.56	$1.27
Earnings (loss) from discontinued operations, net of income taxes(7)	0.05	0.00	(0.09)	(0.08)	(0.06)
Gain (loss) on sale or closure of discontinued operations, net of income taxes(7)	—	(0.99)	(0.45)	(0.14)	0.03
Cumulative effect of accounting change, net of income taxes(3)	—	(1.43)	—	—	—

Net earnings (loss)	$1.86	$(0.80)	$0.13	$0.34	$1.24

Weighted average shares outstanding—basic	24,269,807	25,192,562	26,575,450	26,544,440	26,719,180
Weighted average shares outstanding—diluted	24,548,463	25,781,801	26,702,852	26,643,304	27,160,903

(footnotes on following page)

	Year ended December 31,			Nine months ended September 30,
	2001(1)	2002(2)	2003	2003	2004

	(in thousands, except share and per share amounts)
Business segment data:
Net sales:
Crane	$391,109	$674,060	$962,808	$715,071	$890,108
Foodservice	411,637	462,906	457,000	354,704	361,563
Marine	181,677	219,457	151,048	112,115	177,516

Total	$984,423	$1,356,423	$1,570,856	$1,181,890	$1,429,187

Operating earnings from continuing operations:
Crane	$62,654	$55,613	$24,437	$22,166	$40,944
Foodservice	57,942	56,749	65,927	53,770	55,132
Marine	18,924	19,934	4,750	4,052	9,998
Corporate expense	(11,961)	(15,171)	(19,210)	(13,746)	(15,514)
Amortization expense	(11,074)	(2,001)	(2,919)	(2,153)	(2,333)
Curtailment gain	—	—	12,897	—	—

Total	$116,485	$115,124	$85,882	$64,089	$88,227

Depreciation:
Crane	$10,926	$24,226	$36,776	$26,721	$32,464
Foodservice	7,082	7,071	6,474	4,995	4,095
Marine	998	1,165	1,027	787	764
Corporate	668	615	1,160	826	1,028

Total	$19,674	$33,077	$45,437	$33,329	$38,351

Backlog:(8)
Crane	$54,832	$133,775	$213,199	$146,400	$288,653
Marine	$360,000	$189,000	$338,000	$216,000	$115,000
Balance sheet data:
Cash and cash equivalents	$23,581	$28,035	$44,968	$55,513	$52,637
Total assets	$1,080,812	$1,577,123	$1,602,581	$1,605,744	$1,708,298
Total debt	$488,570	$666,179	$592,300	$628,694	$583,908
Total stockholders' equity	$263,795	$295,115	$298,424	$312,398	$335,922
Other data:
Net cash provided by (used for) operating activities	$106,615	$94,539	$150,863	$93,727	$(912)
Capital expenditures	$29,104	$32,996	$31,977	$22,249	$27,446
Depreciation and amortization	$30,748	$35,078	$48,356	$35,482	$40,684

(1)
Includes the results of Potain SAS, formerly Potain SA ("Potain") from May 9, 2001, the date of acquisition.

(2)
Includes the results of Grove Investors, Inc. ("Grove") from August 8, 2002, the date of acquisition.

(3)
Effective January 1, 2002, we adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", and discontinued amortization of goodwill and intangible assets deemed to have indefinite lives. Under the transitional provisions of SFAS No. 142, we identified our reporting units, performed impairment tests on the net goodwill and other intangible assets associated with each of the reporting units using a valuation date of January 1, 2002 and determined that a transitional goodwill impairment charge of $51.0 million ($36.8 million net of tax) was required.

(4)
Set forth below is a summary of charges we incurred in connection with restructuring and consolidation initiatives in our Crane and Foodservice segments. Most of the charges relate to the elimination of duplicate personnel and the closure of manufacturing facilities in our Crane segment as part of the integration of Potain and Grove, which we acquired in May 2001 and August 2002, respectively.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004

	(in millions)
Crane	—	$7.7	$9.1	$5.3	$1.0
Foodservice	—	3.9	1.0	0.6	—

Total	$—	$11.6	$10.1	$5.9	$1.0

(5)
In the fourth quarter of 2003, we eliminated certain future postretirement medical benefits for participating employees in our postretirement medical plans. This amendment resulted in the reversal of benefit expenses accrued in prior periods and was recorded as a curtailment gain of $12.9 million in our consolidated statement of earnings. Approximately $2.3 million of the curtailment gain related to benefits expenses accrued during 2003.

(6)
Loss on debt extinguishment represents prepayment penalties, write-offs of unamortized financing fees and costs associated with unwinding of our interest rate swaps as a result of prepayment or partial prepayment of our various debt agreements.

(7)
In 2002, we sold Manitowoc Boom Trucks, Inc. ("Manitowoc Boom Trucks") and initiated a plan to divest Femco Machine Company, Inc. ("Femco"), which was subsequently sold during the first quarter of 2003. During the fourth quarter of 2003 we finalized plans to close our Aerial Work Platform ("AWP") businesses located in Dillingen, Germany and Shady Grove, Pennsylvania, which were subsequently closed during 2004. In addition, during the fourth quarter of 2003, we terminated our distributor agreement with North Central Crane & Excavator Sales Corporation ("North Central Crane"), our North American wholly-owned crane distributor. During the second quarter of 2004, we completed the sale of Delta. We had acquired these AWP operations and Delta as part of the acquisition of Grove. We have reported the results of these operations as discontinued and have restated prior years' amounts in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in our Current Report on Form 8-K dated December 3, 2004 and incorporated by reference in this prospectus supplement.

(8)
The backlog for unfilled orders for our Foodservice segment was not significant for any period presented as orders for this segment are generally filled within 24 to 48 hours.

Risk factors

You should carefully consider the risk factors set forth below and all other information contained in this prospectus supplement and the prospectus, including the documents incorporated by reference and the matters discussed under "Forward-looking statements" beginning on page S-16, before making any decision regarding an investment in our common stock. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of the common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Some of our business segments are cyclical or are otherwise sensitive to volatile or variable factors. A downturn or weakness in overall economic activity or fluctuations in those other factors can have a material adverse effect on us.

Historically, sales of products that we manufacture and sell have been subject to cyclical variations caused by changes in general economic conditions and other factors. In particular, the demand for our crane products is highly cyclical and is impacted by the strength of the economy generally, interest rates and other factors that may have an effect on the level of construction activity on an international, national or regional basis. During periods of expansion in construction activity, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products. In addition, the strength of the economy generally may affect the rates of expansion, consolidation, renovation and equipment replacement within the restaurant, lodging, convenience store and healthcare industries, which may affect the performance of our Foodservice segment. Furthermore, an economic recession may impact substantially leveraged companies, such as Manitowoc, more than competing companies with less leverage and may have a material adverse effect on our financial condition, results of operations and cash flows.

Products in our Crane and Marine segments depend in part on federal, state, local and foreign governmental spending and appropriations, including infrastructure, security and defense outlays. Reductions in governmental spending can affect demand for our products, which in turn can affect our performance.

Weather conditions can substantially affect our Foodservice segment, as relatively cool summer weather and cooler-than-normal weather in hot climates tend to decrease sales of ice and beverage dispensers.

Our sales depend in part upon our customers' replacement or repair cycles. Adverse economic conditions may cause customers to forego or postpone new purchases in favor of repairing existing machinery.

A substantial portion of our growth has come through acquisitions. We may not be able to identify or complete future acquisitions, which could adversely affect our future growth.

Our growth strategy historically has been based in part upon acquisitions. Our successful growth through acquisitions depends upon our ability to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. In addition, our level of indebtedness may increase in the future if we finance other acquisitions with debt. This would cause us to incur additional interest expense and could increase our vulnerability to general adverse economic and industry conditions and limit our ability to service our debt or obtain additional financing. We cannot assure you that future acquisitions will not have a material adverse effect on our financial condition, results of operations and cash flows.

Our future success depends on our ability to effectively integrate acquired companies and manage growth.

Our growth has placed, and will continue to place, significant demands on our management and operational and financial resources. We have made three significant acquisitions since November 2000. Future acquisitions will require integration of the acquired companies' sales and marketing, distribution, manufacturing, engineering, purchasing, finance and administrative organizations. Experience has taught us that the successful integration of acquired businesses requires substantial attention from our senior management and the management of the acquired companies, which tends to reduce the time that they have to service and attract customers and develop new products and services. While we believe we have successfully integrated our acquisitions to date, we cannot assure you that we will be able to integrate any future acquisitions successfully, that these acquired companies will operate profitably or that the intended beneficial effect from these acquisitions will be realized. Our financial condition, results of operations and cash flows could be materially and adversely affected if we do not successfully integrate any future companies that we may acquire or if we do not manage our growth effectively.

Because we participate in industries that are intensely competitive, our net sales and profits could decline as we respond to competition.

We sell most of our products in highly competitive industries. We compete in each of those industries based on product design, quality of products, quality and responsiveness of product support services, product performance, maintenance costs and price. Some of our competitors have greater financial, marketing, manufacturing and distribution resources than we do. We cannot assure you that our products and services will continue to compete successfully with those of our competitors or that we will be able to retain our customer base or improve or maintain our profit margins on sales to our customers, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

If we fail to develop new and innovative products or if customers in our markets do not accept them, our results would be negatively affected.

Our products, especially those in the Crane and Foodservice segments, must be kept current to meet our customers' needs. To remain competitive, we therefore must develop new and innovative products on an on-going basis. If we fail to make innovations, or the market does not accept our new products, our sales and results would suffer.

We invest significantly in the research and development of new products. These expenditures do not always result in products that will be accepted by the market. To the extent they do not, whether as a function of the product or the business cycle, we will have increased expenses without significant sales to benefit us. Failure to develop successful new products may also cause potential customers to choose to purchase used cranes or other equipment, or competitors' products, rather than invest in new products manufactured by us. In our Marine segment, we must sometimes perform engineering services either at no cost or for limited margins, or build prototypes for little or no margin, in competing for contracts without any assurance that we will be awarded a contract for production models which would allow us to achieve a return on our investment.

Price increases in some materials and sources of supply could affect our profitability.

We use large amounts of steel, stainless steel, aluminum, copper and electronic controls in the manufacture of our products. Recently, market prices of some of these materials have increased. In particular, we have experienced significant increases in steel prices in recent periods, which have increased our expenses. There have also been several changes in the surcharge base levels of nickel and chrome. These changes have the effect of increasing the overall market price for stainless steel, a significant raw material for our Foodservice segment. If we are not able to pass future raw material price increases on to our customers, our margins could be adversely affected. In addition, because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers—including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or other natural disasters—may impair our ability to satisfy our customers and could adversely affect our financial performance.

We increasingly manufacture and sell our products outside of the United States, which may present additional risks to our business.

For the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, approximately 32.7%, 42.5% and 43.2%, respectively, of our net sales were attributable to products sold outside of the United States. Expanding international sales is part of our growth strategy. We have approximately 2,700 employees and 13 manufacturing facilities located in Europe and Asia. International operations generally are subject to various risks, including political, military, religious and economic instability, local labor market conditions, the imposition of foreign tariffs, the impact of foreign government regulations, the effects of income and withholding tax, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory and business climate and currency devaluations of various foreign jurisdictions could have a material adverse effect on our financial condition, results of operations and cash flows.

We depend on our key personnel and the loss of these personnel could have an adverse affect on our business.

Our success depends to a large extent upon the continued services of our key executives, managers and skilled personnel. Generally, these employees are not bound by employment or non-competition agreements, and we cannot assure you that we will be able to retain our key officers and employees. We could be seriously harmed by the loss of key personnel.

Our operations and profitability could suffer if we experience labor relations problems.

We employ approximately 7,700 people and have labor agreements with 18 union locals in North America. In addition, a large majority of our European employees belong to European trade unions. These collective bargaining or similar agreements expire at various times in each of the next several years. We believe that we have satisfactory relations with our unions and, therefore, anticipate reaching new agreements on satisfactory terms as the existing agreements expire. However, we may not be able to reach new agreements without a work stoppage or strike and any new agreements that are reached may not be reached on terms satisfactory to us. A prolonged work stoppage or strike at any one of our manufacturing facilities could have a material adverse effect on our financial condition, results of operations and cash flows.

If we fail to protect our intellectual property rights or maintain our rights to use licensed intellectual property, our business could be adversely affected.

Our patents, trademarks and licenses are important in the operation of our businesses. Although we intend to protect our intellectual property rights vigorously, we cannot assure you that we will be successful in doing so. Third parties may assert or prosecute infringement claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claimed infringement of the rights of others, could result in substantial costs and in a diversion of our resources. In addition, if a third party would prevail in an infringement claim against us, then we would likely need to obtain a license from the third party on commercial terms, which would likely increase our costs. Our failure to maintain or obtain necessary licenses or an adverse outcome in any litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on our financial condition, results of operations and cash flows.

Our results of operations may be negatively impacted by product liability lawsuits.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture and sales of our products. Certain of our businesses also have experienced claims relating to past asbestos exposure. Neither we nor our affiliates have to date incurred material costs related to these claims. A substantial increase in the number of claims that are made against us or the amounts of any judgments or settlements could, however, materially and adversely affect our reputation and our financial condition, results of operations and cash flows.

Some of our products are built under fixed-price agreements; cost overruns therefore can hurt our results.

Some of our work, particularly in the Marine segment, is done under agreements on a fixed-price basis. If we do not accurately estimate our costs, we may incur a loss under these contracts. Even if the agreements have provisions which allow reimbursement for cost overruns, we may not be able to recoup excess expenses. For example, we currently are in negotiations with one of our major Marine customers due to cost overruns from change orders on a contract. We estimate the overruns on this contract have been approximately $10.0 million. We have assumed that we would be paid this amount when accounting for this long-term contract and calculating our financial statements. If negotiations are unsuccessful and we are not paid for the cost overruns, the impact on our consolidated statement of earnings in a future period could be material, because some or all of the unrecouped amounts may be taken as a charge against net earnings.

Strategic divestitures could negatively affect our results.

We regularly review our business units and evaluate them against our core business strategies. As part of that process, we regularly consider the divestiture of non-core and non-strategic operations. Depending upon the circumstances and terms, the divestiture of a profitable operation could negatively affect our earnings.

Environmental liabilities that may arise in the future could be material to us.

Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the remediation of contamination, and otherwise relating to health, safety and the protection of the environment. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental and health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In recent years, we and other potentially responsible parties negotiated a settlement with regulatory authorities involving the clean up of hazardous materials from a Wisconsin landfill, for which total site clean up costs have been estimated at approximately $30 million. In addition, at certain of our facilities, we have identified potential contaminants in soil and groundwater, for which the ultimate cost of any remediation required will depend upon the results of future investigation.

Based on current information, we believe that any costs we may incur relating to environmental matters will not be material, although we can give no assurance to that effect. We also cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory authorities, or other unanticipated events will not arise in the future and give rise to additional environmental liabilities, compliance costs or penalties which could be material. Further, environmental laws and regulations are constantly evolving and it is impossible to predict accurately the effect they may have upon our financial condition, results of operations or cash flows.

We are exposed to the risk of foreign currency fluctuations.

Some of our operations are or will be conducted by subsidiaries in foreign countries. The results of the operations and the financial position of these subsidiaries will be reported in the relevant foreign currencies and then translated into US dollars at the applicable exchange rates for inclusion in our consolidated financial statements, which are stated in US dollars. The exchange rates between many of these currencies and the US dollar have fluctuated significantly in recent years and may fluctuate significantly in the future. Such fluctuations may have a material effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.

In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency. We attempt to reduce currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency by

  –>
  matching cash flows and payments in the same currency;

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  direct foreign currency borrowing; and

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  entering into foreign exchange contracts for hedging purposes.

However, we may not be able to hedge this risk completely or at an acceptable cost, which may adversely affect our results of operations and financial condition.

Increased or unexpected product warranty claims could adversely affect us.

We provide our customers a warranty covering workmanship, and in some cases materials, on products we manufacture. Our warranty generally provides that products will be free from defects for periods ranging from 12 months to 60 months. If a product fails to comply with the warranty, we may be obligated, at our expense, to correct any defect by repairing or replacing the defective product. Although we maintain warranty reserves in an amount based primarily on the number of units shipped and on historical and anticipated warranty claims, there can be no assurance that future warranty claims will follow historical patterns or that we can accurately anticipate the level of future warranty claims. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could materially and adversely affect our financial condition, results of operations and cash flows.

Some of our customers rely on financing with third parties to purchase our products, and we may incur expenses associated with our assistance to customers in securing third party financing.

We rely principally on sales of our products to generate cash from operations. A portion of our sales is financed by third-party finance companies on behalf of our customers. The availability of financing by third parties is affected by general economic conditions, the credit worthiness of our customers and the estimated residual value of our equipment. We provide residual value guarantees and buyback commitments to our customers, but deterioration in the credit quality of our customers could negatively impact their ability to obtain the resources needed to make purchases of our equipment. In addition, if the actual value of the equipment for which we have provided a residual value guarantee declines below the amount of our guarantee, we may incur additional costs, which may negatively impact our financial condition, results of operations and cash flows.

Our substantial leverage may impair our operations and financial condition.

We currently have, and after this offering and the application of the net proceeds from this offering we will continue to have, a substantial amount of debt. As of September 30, 2004, our total consolidated debt was approximately $583.9 million and our total debt to capitalization ratio was approximately 63.5%. See "Capitalization." Our substantial debt could have important consequences to you, including increasing our vulnerability to general adverse economic and industry conditions; requiring a substantial portion of our cash flows from operations be used for the payment of interest rather than to fund working capital, capital expenditures, acquisitions and general corporate requirements; limiting our ability to obtain additional financing; and limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

Subject to specified limitations under our existing debt obligations, we could incur substantial additional debt. If we incur additional debt, the risks related to our debt burden could intensify. In addition, because approximately 50% of our debt is effectively (taking into account our interest-rate hedging) at a floating rate of interest, an increase in interest rates could further elevate the costs and risks associated with our debt burden.

The agreements governing our debt include covenants that restrict, among other things, our ability to incur additional debt; pay dividends on or repurchase our equity; make investments; and consolidate, merge or transfer all or substantially all of our assets. In addition, our senior credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants may also require that we take action to reduce our debt or to act in a manner contrary to our business objectives. We cannot assure you that we will meet any financial tests or that the lenders will waive any failure to meet those tests.

If we default under our debt agreements, our lenders could elect to declare all amounts outstanding under our debt agreements to be immediately due and payable and could proceed against any collateral securing the debt. Under those circumstances, in the absence of readily-available refinancing on favorable terms, we might elect or be compelled to enter bankruptcy proceedings, in which case our shareholders could lose the entire value of their investment in our common stock.

We have not yet completed our Sarbanes-Oxley Act review of internal controls; we may still identify material weaknesses.

Section 404 of the Sarbanes-Oxley Act of 2002 and rules adopted by the Public Company Accounting Oversight Board ("PCAOB") require us to provide a report about our internal controls and procedures for financial reporting beginning with our fiscal year ending December 31, 2004. The report must state management's responsibility for establishing and maintaining effective internal controls and procedures for financial reporting and contain their conclusions on the effectiveness of these controls. In addition, our independent auditor must attest to, and report on, management's evaluation.

We are currently undergoing a comprehensive effort, including internal control documentation and review under the direction of senior management, to ensure compliance with Section 404 of the Sarbanes-Oxley Act. During this review, we have identified certain internal control issues which we believe need to be improved; we have made improvements to our internal control over financial reporting as a result and expect to continue to do so. Our review has not yet identified any material weakness in internal control as defined by the PCAOB. However, our review is not completed and we may yet identify a material weakness and expend significant additional resources on the review or any corrections.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

We may be unable to, or may choose not to, continue to pay dividends on our common stock at current rates or at all.

Our ability to pay dividends on our common stock is limited under the terms of our existing debt agreements. In addition, Wisconsin law generally restricts us from paying dividends in circumstances where the payment would make us unable to pay our debts as they become due.

Although we have paid cash dividends on our common stock in every year since we became a publicly-traded company in 1971, any future payments of cash dividends will depend on our financial condition, our capital requirements and earnings, and the ability of our operating subsidiaries to distribute cash to us, as well as other factors that our board of directors may consider.

We have implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect your rights as a holder of our common stock.

Our articles of incorporation and bylaws contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include dividing our board of directors into three classes and specifying advance notice procedures for shareholders to nominate candidates for election as members of our board of directors and for shareholders to submit proposals for consideration at shareholders' meetings. Our ability to issue preferred stock, in one or more classes or series, with those powers and rights as may be determined by our board of directors, also could make such an acquisition more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders.

Each currently outstanding share of our common stock includes, and each share of our common stock issued in this offering will include, four-ninths of a common stock purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 20% or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See "Description of capital stock—common stock purchase rights" in the accompanying prospectus.

We are subject to the Wisconsin business corporation law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

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  requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;

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  prohibiting some business combinations between us and one of our major shareholders for a period of three years, unless the combination was approved by our board of directors prior to the time the major shareholder became a 10% or greater beneficial owner of shares or under some other circumstances; and

  –>
  limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced.

We may allocate the net proceeds from this offering in ways with which you may not agree.

Our management has significant flexibility in applying a substantial portion of the net proceeds we expect to receive in this offering. Because this portion of the net proceeds is not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds, and you and other shareholders may not agree with our decisions. See "Use of proceeds" for a more detailed description of how management intends to apply the proceeds from this offering.

Our common stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, and those fluctuations may prevent our shareholders from reselling our common stock at a profit.

The trading price and volume of our common stock has in the past been and could in the future be subject to significant fluctuations in response to factors such as

  –>
  quarterly variations in our results of operations;

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  international political instability;

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  trends in our industry and the markets in which we operate;

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  announcements of technological innovations, new products, significant contracts, acquisitions, strategic alliances or joint ventures or financings by us, our customers or our competitors;

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  changes in the market price of the products we sell;

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  any failure by us to achieve the operating results anticipated by analysts or investors;

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  sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers or employees;

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  releases or reports by security analysts or changes in security analysts' recommendations;

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  changes in market expectations as to our future financial performance;

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  developments or disputes concerning our intellectual property or other proprietary rights;

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  our involvement in other litigation, including with respect to products liability or environmental claims; and

  –>
  changes in laws or regulations.

In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations that are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock.

Forward-looking statements

Statements in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements, which are based upon our current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears or is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words "anticipates", "believes", "intends", "estimates" and "expects", or similar expressions, usually identify forward-looking statements. Any and all projections of future performance are forward-looking statements.

In addition to the assumptions, uncertainties and other information referred to specifically in the forward-looking statements and the risk factors set forth above, a number of factors relating to each business segment could cause actual results to be significantly different from what is presented herein. Those factors include, without limitation, the following:

Crane—market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects throughout the world; changes in world demand for our crane product offering; the replacement cycle of technologically obsolete cranes; demand for used equipment; actions of competitors; and foreign exchange rate risk.

Foodservice—market acceptance of new and innovative products; weather; consolidations within the restaurant and foodservice equipment industries; global expansion of customers; actions of competitors; the commercial ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; and the demand for quickservice restaurant and kiosks.

Marine—shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of casualties on the Great Lakes; and the level of construction and industrial maintenance.

Corporate (including factors that may affect all three segments)—changes in laws and regulations throughout the world; the ability to finance, complete and/or successfully integrate, restructure and consolidate acquisitions, divestitures, strategic alliances and joint ventures; successful and timely completion of new facilities and facility expansions; competitive pricing; availability of certain raw materials; changes in raw materials and commodity prices; changes in domestic and international economic and industry conditions, including steel industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; world-wide political risk; health epidemics; pressure of additional financing leverage resulting from acquisitions; success in increasing manufacturing efficiencies; changes in revenue, margins and costs; work stoppages and labor negotiations; and the ability of our customers to obtain financing.

Use of proceeds

We estimate that the net proceeds from the offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $90.5 million. If the underwriters exercise their option to purchase 397,500 additional shares to cover over-allotments, we estimate the aggregate net proceeds from the offering will be approximately $104.2 million. We intend to use $67.7 million of the net proceeds from the offering to redeem $61,250,000 principal amount, or 35%, of our senior subordinated notes due 2012. We intend to use the balance of the net proceeds for general corporate purposes, which may include the repurchase, repayment or retirement of debt.

Interest on our senior subordinated notes due 2012 accrues at the rate of 10.5% per annum and is payable semiannually on February 1 and August 1. The redemption will be effected under provisions of the senior subordinated notes due 2012 that permit us to redeem, at 110.5% of par plus accrued interest, at any time prior to August 1, 2005, up to 35% of the face amount of the senior subordinated notes due 2012 with the proceeds from one or more public equity offerings, including this offering.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2004 on an actual basis and as adjusted to reflect the sale of the shares we are offering and the application of the estimated net proceeds therefrom as described in "Use of proceeds." This table should be read in conjunction with "Use of proceeds", "Selected financial data" and "Management's discussion and analysis of financial condition and results of operations", included elsewhere in this prospectus supplement, and our consolidated financial statements incorporated by reference in this prospectus supplement.

	As of September 30, 2004
	Actual	As adjusted

	(dollars in thousands, except par value)
Cash and cash equivalents	$52,637	$75,465

Debt:
Revolving credit facility	$—	$—
10 3/8% senior subordinated notes due 2011	215,145	215,145
10 1/2% senior subordinated notes due 2012	175,000	113,750
7 1/8% senior notes due 2013	150,000	150,000
Other	43,762	43,762

Total debt	583,907	522,657
Stockholders' equity:
Preferred stock, par value $0.01 per share; 3,500,000 shares authorized; no shares issued	—	—
Common stock, par value $0.01 per share; 75,000,000 shares authorized; 36,746,482 shares issued, actual; 39,396,482 shares issued, as adjusted	367	394
Additional paid-in capital	84,000	174,483
Accumulated other comprehensive loss	(18,863)	(18,863)
Unearned compensation	(117)	(117)
Retained earnings(1)	374,518	368,266
Treasury stock, at cost (9,891,476 shares)	(103,983)	(103,983)

Total stockholders' equity	335,922	420,180

Total capitalization	$919,829	$942,837

(1)
The change in "As adjusted" retained earnings relative to actual retained earnings as of September 30, 2004 reflects a charge for anticipated expense for early extinguishment of senior subordinated notes due 2012 of approximately $8.3 million, or $6.3 million net of tax, assuming there is no exercise of the underwriters' over-allotment option. The charge is comprised of the redemption premium to be paid to noteholders of $6.4 million, or $4.8 million net of tax, and the partial write-off of debt issuance costs related to the debt retired of $1.9 million, or $1.4 million net of tax.

The number of shares of our common stock outstanding immediately after this offering excludes:

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  1,995,055 shares of our common stock issuable upon the exercise of stock options outstanding as of November 11, 2004 under our equity compensation plans at a weighted average exercise price of $25.44 per share; and

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  3,697,963 shares of our common stock available for future issuance under our equity compensation plans at the closing of this offering (based on options outstanding as of November 11, 2004).

Price range of common stock and dividend policy

Our common stock is traded on the New York Stock Exchange under the symbol "MTW." The following table sets forth for the indicated periods the range of high and low per share sales prices for our common stock as reported on the New York Stock Exchange and the per share dividends paid during those periods.

Period	High	Low	Dividend

Year ended December 31, 2001
First Quarter	$30.94	$23.00	$0.075
Second Quarter	29.50	22.30	—
Third Quarter	29.50	22.40	—
Fourth Quarter	32.84	23.00	0.225
Year ended December 31, 2002
First Quarter	$41.00	$30.25	—
Second Quarter	44.39	35.14	—
Third Quarter	35.99	27.04	—
Fourth Quarter	28.35	22.10	$0.28
Year ended December 31, 2003
First Quarter	$26.60	$16.70	—
Second Quarter	23.98	16.70	—
Third Quarter	25.63	18.50	—
Fourth Quarter	31.80	21.31	$0.28
Year ending December 31, 2004
First Quarter	$33.76	$27.59	—
Second Quarter	33.85	29.36	—
Third Quarter	35.61	29.85	—
Fourth Quarter (through December 7, 2004)	39.85	32.50	$0.28

On December 7, 2004, the last reported sale price for our common stock on the New York Stock Exchange was $37.21 per share. As of September 30, 2004, there were approximately 2,750 holders of record of our common stock.

We have paid cash dividends in every year since we became a publicly-traded company in 1971. Prior to 2001, we paid a quarterly cash dividend, and since that time we have paid a single cash dividend annually. Our board has declared a cash dividend of $0.28 per share payable on December 10, 2004 to shareholders of record on December 1, 2004; purchasers of shares in this offering will not be entitled to receive that dividend. In recent years, we have kept the total amount of dividends paid relatively constant. We currently intend to continue paying annual dividends, although the declaration of the dividends and their amount will depend upon our financial condition, results of operations and prospects, our capital and liquidity resources and anticipated needs, limitations under the terms of our existing and future debt, and other factors that the board of directors may consider.

Under our current bank credit agreement, we are limited to aggregate annual dividend payments of $8.5 million. Assuming that there are 29.9 million shares outstanding after this offering (the number of shares which would be outstanding assuming the underwriters exercise their over-allotment option but excluding shares subject to employee stock options), our maximum annual dividend would be limited to the current per share amount.

Selected financial data

The following table sets forth selected historical financial data for the periods indicated. The statement of earnings data and other data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The balance sheet data as of December 31, 2001 have been derived from audited consolidated financial statements of ours that are not included or incorporated by reference in this prospectus supplement. The statement of earnings data, balance sheet data and other data as of and for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements for the nine months ended September 30, 2003 and 2004 incorporated by reference in this prospectus supplement. In the opinion of management, our unaudited consolidated financial statements for the nine months ended September 30, 2003 and 2004 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the applicable unaudited interim period. Historical results are not necessarily indicative of results to be expected in the future, and the interim results for the nine months ended September 30, 2004 are not necessarily indicative of results to be expected for the year ending December 31, 2004 or any future period.

The following selected financial data should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations", included elsewhere in this prospectus supplement, and our audited and unaudited consolidated financial statements, incorporated by reference in this prospectus supplement.

We filed a Current Report on Form 8-K dated December 3, 2004, which is incorporated by reference in this prospectus supplement, containing audited financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 that have been restated to reflect Delta, the sale of which we completed in the second quarter of 2004, as a discontinued operation.

	Year ended December 31,			Nine months ended September 30,
	2001(1)	2002(2)	2003	2003	2004

	(in thousands, except share and per share amounts)
Statement of earnings data:
Net sales	$984,423	$1,356,423	$1,570,856	$1,181,890	$1,429,187
Costs and expenses:
Cost of sales	713,825	1,035,086	1,238,122	925,401	1,137,033
Engineering, selling and administrative expenses	143,039	192,603	246,741	184,337	200,619
Amortization expense(3)	11,074	2,001	2,919	2,153	2,333
Plant consolidation and restructuring costs(4)	—	11,609	10,089	5,910	975
Curtailment gain(5)	—	—	(12,897)	—	—

Total costs and expenses	867,938	1,241,299	1,484,974	1,117,801	1,340,960
Operating earnings from continuing operations	116,485	115,124	85,882	64,089	88,227
Other expenses:
Interest expense	(37,408)	(51,963)	(56,901)	(43,680)	(41,748)
Loss on debt extinguishment(6)	(5,540)	—	(7,300)	—	(1,036)
Other income (expense), net	(1,268)	1,918	314	(306)	1,302

Total other expenses	(44,216)	(50,045)	(63,887)	(43,986)	(41,482)
Earnings from continuing operations before taxes on income	72,269	65,079	21,995	20,103	46,745
Provision for taxes on income	27,875	23,429	3,959	5,228	12,153

Earnings from continuing operations	44,394	41,650	18,036	14,875	34,592
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes of $726, $58, $(580), $(906) and $(582), respectively(7)	1,154	105	(2,440)	(2,088)	(1,575)
Gain (loss) on sale or closure of discontinued operations, net of income taxes of $(10,853) $(2,829), $(1,128) and $254, respectively(7)	—	(25,457)	(12,047)	(3,741)	709
Cumulative effect of accounting change, net of income taxes of $(14,200)(3)	—	(36,800)	—	—	—

Net earnings (loss)	$45,548	$(20,502)	$3,549	$9,046	$33,726

Basic earnings per share:
Earnings from continuing operations	$1.83	$1.65	$0.68	$0.56	$1.29
Earnings (loss) from discontinued operations, net of income taxes(7)	0.05	0.00	(0.09)	(0.08)	(0.06)
Gain (loss) on sale or closure of discontinued operations, net of income taxes(7)	—	(1.01)	(0.45)	(0.14)	0.03
Cumulative effect of accounting change, net of income taxes(3)	—	(1.46)	—	—	—

Net earnings (loss)	$1.87	$(0.82)	$0.13	$0.34	$1.26

Diluted earnings per share:
Earnings from continuing operations	$1.81	$1.62	$0.68	$0.56	$1.27
Earnings (loss) from discontinued operations, net of income taxes(7)	0.05	0.00	(0.09)	(0.08)	(0.06)
Gain (loss) on sale or closure of discontinued operations, net of income taxes(7)	—	(0.99)	(0.45)	(0.14)	0.03
Cumulative effect of accounting change, net of income taxes(3)	—	(1.43)	—	—	—

Net earnings (loss)	$1.86	$(0.80)	$0.13	$0.34	$1.24

(footnotes on following page)

	Year ended December 31,			Nine months ended September 30,
	2001(1)	2002(2)	2003	2003	2004

	(in thousands, except share and per share amounts)
Weighted average shares outstanding—basic	24,269,807	25,192,562	26,575,450	26,544,440	26,719,180
Weighted average shares outstanding—diluted	24,548,463	25,781,801	26,702,852	26,643,304	27,160,903
Balance sheet data:
Cash and cash equivalents	$23,581	$28,035	$44,968	$55,513	$52,637
Total assets	$1,080,812	$1,577,123	$1,602,581	$1,605,744	$1,708,298
Total debt	$488,570	$666,179	$592,300	$628,694	$583,908
Total stockholders' equity	$263,795	$295,115	$298,424	$312,398	$335,922
Other data:
Net cash provided by (used for) operating activities	$106,615	$94,539	$150,863	$93,727	$(912)
Capital expenditures	$29,104	$32,996	$31,977	$22,249	$27,446
Depreciation and amortization	$30,748	$35,078	$48,356	$35,482	$40,684

(1)
Includes the results of Potain from May 9, 2001, the date of acquisition.

(2)
Includes the results of Grove from August 8, 2002, the date of acquisition.

(3)
Effective January 1, 2002, we adopted the provisions of SFAS No. 142 and discontinued amortization of goodwill and intangible assets deemed to have indefinite lives. Under the transitional provisions of SFAS No. 142, we identified our reporting units, performed impairment tests on the net goodwill and other intangible assets associated with each of the reporting units using a valuation date of January 1, 2002 and determined that a transitional goodwill impairment charge of $51.0 million ($36.8 million net of tax) was required.

(4)
Set forth below is a summary of charges we incurred in connection with restructuring and consolidation initiatives in our Crane and Foodservice segments. Most of the charges relate to the elimination of duplicate personnel and the closure of manufacturing facilities in our Crane segment as part of the integration of Potain and Grove, which we acquired in May 2001 and August 2002, respectively.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004

	(in millions)
Crane	$—	$7.7	$9.1	$5.3	$1.0
Foodservice	—	3.9	1.0	0.6	—

Total	$—	$11.6	$10.1	$5.9	$1.0

(5)
In the fourth quarter of 2003, we eliminated certain future postretirement medical benefits for participating employees in our postretirement medical plans. This amendment resulted in the reversal of benefit expenses accrued in prior periods and was recorded as a curtailment gain of $12.9 million in our consolidated statement of earnings. Approximately $2.3 million of the curtailment gain related to benefits expenses accrued during 2003.

(6)
Loss on debt extinguishment represents prepayment penalties, write-offs of unamortized financing fees and costs associated with unwinding of our interest rate swaps as a result of prepayment or partial prepayment of our various debt agreements.

(7)
In 2002, we sold Manitowoc Boom Trucks and initiated a plan to divest Femco, which was subsequently sold during the first quarter of 2003. During the fourth quarter of 2003 we finalized plans to close our AWP businesses located in Dillingen, Germany and Shady Grove, Pennsylvania, which were subsequently closed during 2004. In addition, during the fourth quarter of 2003, we terminated our distributor agreement with North Central Crane. During the second quarter of 2004, we completed the sale of Delta. We have reported the results of these operations as discontinued and have restated prior years' amounts in accordance with SFAS No. 144 in our Current Report on Form 8-K dated December 3, 2004 and incorporated by reference in this prospectus supplement.

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes incorporated by reference into this prospectus supplement. The following discussion and analysis contains forward-looking statements. See "Forward-looking statements."

OVERVIEW

Manitowoc is a diversified, multi-industry manufacturer of cranes, foodservice equipment and mid-size commercial and military ships. The centerpiece of our efforts is and will continue to be to provide customer-focused, quality products and services to the markets we serve, with the goal to continuously improve economic value for our shareholders. We report in three segments, Crane, Foodservice and Marine.

The following discussion and analysis covers key drivers behind our results for the nine months ended September 30, 2004 and for fiscal 2003 and is broken down into four major sections. First, we provide an overview of our results of operations for the nine months ended September 30, 2004 and 2003 on a consolidated basis and by business segment. Then we provide an overview of our results of operation for the years 2001 through 2003 on a consolidated basis and by business segment. In later sections, we discuss our acquisitions, liquidity and capital resources, and our risk management techniques. Lastly, we provide a discussion of contingent liability issues, critical accounting policies and impacts of future accounting changes.

During the second quarter of 2004, we completed the sale of Delta Manlift SAS ("Delta"). In 2003, we decided to discontinue the scissor-lift and boom-lift product segments, to close the Potain GmbH facility in Dillingen, Germany ("Liftlux") and to discontinue US Manlift production at the Shady Grove, Pennsylvania facility. The Delta, Liftlux and US Manlift businesses together constituted our aerial work platform ("AWP") business. In addition, we sold the assets of North Central Crane & Excavator Sales Corporation ("North Central Crane"). In 2002, we sold Manitowoc Boom Trucks, Inc. ("Manitowoc Boom Trucks") and determined to divest from Femco Machine Company, Inc. ("Femco"), which sale and divestiture occurred in 2003. We have reported the results of these operations as discontinued and have restated prior period amounts in accordance with SFAS No. 144. The following discussion and analysis reflects the treatment of all of these operations as discontinued in accordance with SFAS No. 144.

We filed a Current Report on Form 8-K dated December 3, 2004, which is incorporated by reference in this prospectus supplement, containing audited financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 that have been restated to reflect Delta as a discontinued operation.

RESULTS OF CONSOLIDATED OPERATIONS

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(in thousands)

Net sales	$984,423	$1,356,423	$1,570,856	$1,181,890	$1,429,187
Costs and expenses:
Cost of sales	713,825	1,035,086	1,238,122	925,401	1,137,033
Engineering, selling and administrative expenses	143,039	192,603	246,741	184,337	200,619
Amortization expense	11,074	2,001	2,919	2,153	2,333
Restructuring and plant consolidation costs	—	11,609	10,089	5,910	975
Curtailment gain	—	—	(12,897)	—	—

Total costs and expenses	867,938	1,241,299	1,484,974	1,117,801	1,340,960

Operating earnings from continuing operations	116,485	115,124	85,882	64,089	88,227
Other expenses:
Interest expense	(37,408)	(51,963)	(56,901)	(43,680)	(41,748)
Loss on debt extinguishment	(5,540)	—	(7,300)	—	(1,036)
Other income (expense), net	(1,268)	1,918	314	(306)	1,302

Total other expenses	(44,216)	(50,045)	(63,887)	(43,986)	(41,482)

Earnings from continuing operations before taxes on income	72,269	65,079	21,995	20,103	46,745
Provision for taxes on income	27,875	23,429	3,959	5,228	12,153

Earnings from continuing operations	44,394	41,650	18,036	14,875	34,592
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes	1,154	105	(2,440)	(2,088)	(1,575)
Gain (loss) on sale or closure of discontinued operations, net of income taxes	—	(25,457)	(12,047)	(3,741)	709
Cumulative effect of accounting change, net of income taxes	—	(36,800)	—	—	—

Net earnings (loss)	$45,548	$(20,502)	$3,549	$9,046	$33,726

Nine month period ended September 30, 2004 compared to 2003

Consolidated net sales for the nine months ended September 30, 2004 increased 20.9% to $1.4 billion, from $1.2 billion for the same period in 2003. Increased sales for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 were the result of increased sales in all three of our segments.

Net sales from the Crane segment for the nine months ended September 30, 2004 increased 24.5% to $890.1 million versus $715.1 million for the nine months ended September 30, 2003. The increased sales for the nine months were driven by increased volume of tower and mobile hydraulic cranes worldwide, increased crawler crane sales in Asia, increases in our aftermarket sales and service business, and the impact of the euro exchange rate from period to period. The impact of the euro exchange rate was 3.8% of the 24.5% increase in sales during the nine months ended September 30, 2004, as compared to sales for the nine months ended September 30, 2003. As of September 30, 2004, total Crane segment backlog was $288.7 million compared to $146.4 million as of September 30, 2003.

Net sales from the Foodservice segment for the nine months ended September 30, 2004 increased 1.9% to $361.6 million versus $354.7 million for the nine months ended September 30, 2003, although sluggish demand, reflecting a cool summer, held Foodservice net sales flat for the third quarter.

Revenues from our Marine segment for the nine months ended September 30, 2004 increased 58.3% to $177.5 million compared to $112.1 million for the nine months ended September 30, 2003. The increases were a result of higher commercial contract revenue from construction contracts awarded to us during late 2003 and early 2004. In addition, sales for the first nine months of 2003 were adversely affected by the 44-day strike at our subsidiary Marinette Marine Corporation ("Marinette"). Finally, we had a higher mix of profitable repair work in the first quarter of 2004 compared to the first quarter of 2003. Between January and April of 2004, we had one of the largest fleets in our history docked at our Sturgeon Bay shipyard.

Analysis of operating earnings

The following table presents operating earnings by business segment (in thousands):

	Nine months ended September 30,
	2003	2004

Operating earnings from continuing operations:
Crane	$20,013	$38,611
Foodservice	53,770	55,132
Marine	4,052	9,998
Corporate expense	(13,746)	(15,514)

Total	$64,089	$88,227

Crane segment operating earnings for the nine months ended September 30, 2004 includes amortization expense of $2.3 million. Operating earnings of the Crane segment for the nine months ended September 30, 2004 includes a charge of $1.0 million related to restructuring activities. The restructuring charges relate to costs incurred for the consolidation of certain of our European crane facilities. These charges have been included in restructuring and plant consolidation costs in our consolidated statements of earnings for the nine months ended September 30, 2004. Crane segment operating earnings for the nine months ended September 30, 2003 includes amortization expense of $2.2 million. Operating earnings of the Crane segment for the nine months ended September 30, 2003 also includes restructuring charges of $5.3 million. During the second quarter of 2003, we recorded a $4.2 million charge related to a write-down of certain facilities to estimated fair value less cost to sell as a result of consolidation of certain Crane segment operations. The remainder of charges relate to costs incurred for the consolidation of certain of our European crane facilities. These charges have been included in restructuring and plant consolidation costs in the consolidated statements of earnings for the nine months ended September 30, 2003.

Gross profit of all three segments was negatively impacted by increased commodity prices, especially steel, during the second and third quarters of 2004 compared to the same periods in 2003. For the second and third quarters of 2004, gross profit was negatively impacted as a result of commodity price increases in the Crane, Foodservice and Marine segments by $5.2 million, $2.5 million and $1.8 million, respectively, compared to 2003. In all cases, the impact of commodity price increases on gross profit is net of price increases to our customers and adjustments to our material standards. Consolidated gross profit for the nine months ended September 30, 2004 was $292.2 million, an increase of 13.9% over the consolidated gross profit for the same period in 2003 of $256.5 million. Gross profit margin was 20.4% and 21.7% for the nine months ended September 30, 2004 and 2003, respectively. In addition to the impact of the increased commodity prices, consolidated gross profit for the nine months ended September 30, 2004 was impacted by the following items: (i) increased volumes in the Crane and Marine segments; (ii) a profitable repair season in the Marine segment during the first part of 2004; (iii) the effects of integration savings; (iv) favorable product mix and cost reductions implemented in recent years in the Foodservice segment; (v) lower margin commercial construction projects and constructing of first time vessels at our shipyards, both of which negatively impacted margins; (vi) the effect of the strike at Marinette in the first quarter of 2003; and (vii) a strong euro.

Engineering, selling and administrative ("ES&A") expenses increased $16.3 million for the nine months ended September 30, 2004 compared to the same period in 2003. Approximately $7.0 million of this increase is the result of the exchange rate between the US dollar and the euro during the first nine months of 2004 compared to the first nine months of 2003. Engineering spending in the Crane and Foodservice segments for new product introductions and higher employee benefit costs in all three segments also contributed to the increase in expenses. Corporate expenses increased approximately $1.8 million for the nine months ended September 30, 2004, respectively, compared to the same periods in 2003. This is primarily the result of $0.5 million expense for a sales and use tax settlement (incurred in the first quarter of 2004) and costs associated with our compliance activities relating to the Sarbanes-Oxley Act of 2002.

For the nine months ended September 30, 2004, the Crane segment reported net operating earnings of $38.6 million compared to $20.0 million for the nine months ended September 30, 2003. As discussed above, the Crane segment recorded restructuring charges of $1.0 million and $5.3 million during the nine months ended September 30, 2004 and 2003, respectively, which are included in operating earnings of the Crane segment for each respective period. Operating earnings of the Crane segment for the nine months ended September 30, 2004, were positively impacted by increased volume, the euro exchange rate and cost savings as a result of prior year integration actions. Operating earnings were negatively impacted by competitive pricing into emerging markets and increased commodity prices.

Operating earnings in the Foodservice segment increased 2.5% to $55.1 million during the nine months ended September 30, 2004 compared to $53.8 million for the same period in 2003. The improvement for the nine month period resulted from ongoing cost improvements and improved gross margin as a result of increased volumes, which improvements are offset by increased commodity prices and increased engineering spending for new product development. However, results in the third quarter were impacted by flat sales, increased commodity prices, as discussed above, and higher engineering expenses as a result of new product introductions.

Operating earnings in the Marine segment increased 146.7% to $10.0 million during the nine months ended September 30, 2004 compared to $4.1 million for the nine months ended September 30, 2003. The increase in the Marine segment's operating earnings was due in large part to the Marinette strike during the first quarter of 2003 and a full slate of new construction work in three of our shipyards continuing throughout the first nine months of 2004. The Marine segment also benefited from a strong winter repair season in the first quarter of 2004. In the third quarter of 2004, operating earnings were negatively impacted by increased steel prices.

Analysis of non-operating income statement items

For the first nine months of 2004, interest expense decreased $1.9 million compared to the same period in 2003. This decrease is the result of lower average debt levels from one year ago, offset partially by an increase in the weighted average interest rate on outstanding debt.

During the third quarter of 2004, we recorded a charge of $0.5 million ($0.4 million net of income taxes) related to the prepayment of the Term Loan B portion of our senior credit facility. The loss relates to the write-off of unamortized financing fees and unwinding of our floating-to-fixed interest rate swap. In addition, during the first quarter of 2004, we recorded a charge of $0.6 million ($0.4 million net of income taxes) related to the partial prepayment of the Term Loan B portion of our senior credit facility. The loss also relates to the write-off of unamortized financing fees and partial unwinding of the company's floating-to-fixed interest rate swap. Both of these charges were recorded in other income (expense), net, in our consolidated statement of earnings for the nine months ended September 30, 2004.

As a result of the above, earnings from continuing operations were $34.6 million for the nine months ended September 30, 2004, compared to $14.9 million for the nine months ended September 30, 2003.

The losses from discontinued operations, net of income taxes, for the nine months ended September 30, 2004 and the nine months ended 2003 reflects the operating results of our discontinued AWP, North Central Crane and Femco businesses.

During the second quarter of 2004, we completed the sale of Delta to JLG Industries, Inc. Headquartered in Tonneins, France, Delta manufactures the Toucan brand of vertical mast lifts, a line of aerial work platforms distributed throughout Europe for use principally in industrial and maintenance operations. Previously, during December 2003, we completed plans to restructure our AWP businesses. The restructuring included the closure of the Liftlux facility and discontinuation of US Manlift production at the Shady Grove, Pennsylvania facility. With the sale of Delta and the closure of the Liftlux and US Manlift operations, we no longer participate in the aerial work platform market, other than providing aftermarket parts and service support. Delta, Liftlux and US Manlift represent discontinued operations under SFAS No. 144. Results of these companies for the nine months ended September 30, 2004 and 2003 have been classified as discontinued operations.

During the fourth quarter of 2003, we terminated our distributor agreement with North Central Crane, one of our wholly-owned subsidiaries. We entered into a new distributor agreement with an independent third party for the area previously covered by North Central Crane. The termination of North Central Crane represents a discontinued operation under SFAS No. 144. Results of North Central Crane for the three and nine months ended September 30, 2004 and 2003 have been classified as discontinued operations.

On February 14, 2003, we completed the sale of Femco to a group of private investors. The disposition of Femco represents a discontinued operation under SFAS No. 144. Results of Femco for the period from January 1, 2003 through February 14, 2003 have been classified as discontinued operations.

The gain on sale or closure of discontinued operations, net of income taxes, for the nine months ended September 30, 2004 represents the gain recorded in connection with the sale of Delta. We received $9.0 million for the Delta subsidiary and certain other assets of our AWP businesses. As a result of the sale and additional reserves for the closures of the other AWP businesses, we recorded a $1.0 million pre-tax gain ($0.8 million net of taxes).

The loss on sale or closure of discontinued operations, net of income taxes, for nine months ended September 30, 2003, represents a goodwill impairment recorded by us during the second quarter of 2003. We completed our annual impairment analysis of goodwill and other intangible assets in accordance with SFAS No. 142. As a result, we recorded a goodwill impairment charge of $4.9 million related to our AWP reporting unit, a reporting unit in our Crane segment. The charge was based on current economic conditions in this reporting unit. In addition, during the second quarter of 2003, we reached an agreement with Quantum Heavy Equipment, LLC ("Quantum") for a final post-closing adjustment for the sale of Manitowoc Boom Trucks. The agreement resulted in our paying $4.7 million to Quantum. Payment of the final post-closing adjustment was made during the third quarter of 2003. The agreement resulted in our recording an additional charge for the sale of Manitowoc Boom Trucks of approximately $0.6 million ($0.4 million net of tax) during the second quarter of 2003. These losses are offset by the gain recorded for the sale of Femco during the first quarter of 2003. Cash proceeds from the sale of Femco were approximately $7.0 million, which includes $0.4 million of cash received by us for post-closing adjustments and resulted in a gain on sale of approximately $0.4 million ($0.3 million net of taxes).

Year ended December 31, 2003 compared to 2002

Consolidated net sales increased 15.8% in 2003 to $1.6 billion from $1.4 billion in 2002. This increase in sales was due to the acquisition of Grove on August 8, 2002. Grove was included in our consolidated financial results for a full year in 2003 versus just under five months in 2002. Consolidated net sales for 2003 were also impacted by a further downturn in the US crawler crane market that began in 2002. The decline in the domestic crawler crane market was partially offset in the Crane segment by modest improvements in tower and mobile telescopic crane sales in parts of Europe and Asia. Consolidated net sales in 2003 were also negatively impacted in our Marine segment from customer deferrals of new construction projects and a union strike in the first quarter. In addition, our 2003 consolidated net sales were bolstered by the impact that the stronger euro had on the global consolidation of our US dollar denominated financial statements.

Gross margin decreased in 2003 to 21.2% from 23.7% in 2002. This decline was due to reduced margins in our Crane and Marine segments, offset by a gross margin improvement in our Foodservice segment. Crane segment gross margin declined 4.4 percentage points during 2003 as a result of the following items: (i) the loss of our ability to spread fixed costs over a comparable base of revenue due to the decline in production volumes in our domestic crawler crane business; (ii) a shift in product mix toward smaller mobile telescopic cranes; (iii) worldwide price competition in our Crane segment; and (iv) lower historical margins for the Grove product line. Foodservice segment gross margin increased 1.5 percentage points during 2003 as the result of facility consolidations and operational improvements. Marine segment gross margin declined 0.5 percentage points during 2003 due to the following: (i) the change in mix of new construction project work toward projects in their earlier stages; (ii) customer deferrals of new project awards during the year; and (iii) the impact of the strike at Marinette during the first quarter of the year. The strengthening of the euro versus the US dollar in 2003 caused our manufacturing costs to increase at our European manufacturing facilities when converted to US dollars in our consolidated financial statements. In addition, all of our segments experienced increased healthcare and insurance costs during 2003 versus 2002.

ES&A increased during 2003 to 15.7% of net sales versus 14.2% of net sales in 2002. This percentage increase was due to lower sales volumes in the Crane and Marine segments, a larger volume of new project quotation activity within our Marine segment, the impact of the exchange rate between the US dollar and the euro in 2003 versus 2002, and higher corporate expenses. The increase in corporate expenses in 2003 is the result of growth due to recent acquisitions, corporate assumption of certain staff responsibilities previously handled by acquired companies and 2003 increases in health and insurance costs. In addition, during 2003, we invested in the development and introduction of new products within both our Crane and Foodservice segments. Our investment in new products resulted in increases in research and development spending as well as additional engineering costs. During 2003, the Crane segment introduced 15 new products, while the Foodservice segment introduced 25 new products. Offsetting these increases in ES&A costs, the total ES&A expenses were less in the Foodservice and Marine segments in 2003 than they were in 2002 by 1.4% and 4.3%, respectively. All three of our segments took several actions to control and reduce certain ES&A expenses in 2003 and future years. These actions included the continued consolidation of Crane segment facilities in Europe, closure of our National Crane facility in Waverly, Nebraska, consolidating support functions and consolidations of certain of our beverage equipment distribution facilities.

Amortization expense of $2.9 million during 2003 increased 45.9% over the $2.0 million reported in 2002. This increase in amortization expense in 2003 was the result of a full year of amortization of patents acquired in the Grove acquisition during the third quarter of 2002 and the increased US dollar translation of amortization expenses denominated in euros.

Throughout 2003, we completed certain restructuring activities primarily within our Crane segment as a continuation of the Grove acquisition in 2002 as well as other initiatives to reduce our overall fixed cost structure.

We recorded a total of $10.1 million in restructuring costs during 2003. Of this amount, $3.5 million was the result of the write-down of the values of certain properties in the US and Europe that were made redundant as a result of our integration and reorganization activities. Our European crane operations also recognized $2.5 million in restructuring costs associated with the closure of certain facilities and the relocation of inventory, equipment and people to other facilities. We also recorded $3.0 million in restructuring costs associated with the closure of our National Crane production facility and the relocation of the production of our National Boom Truck product line. In addition, our Foodservice segment recorded $1.0 million in restructuring costs associated with the closure of its ice-machine production facility in Italy to be relocated to China and the disposal of our Multiplex facility in St. Louis, Missouri.

During 2003, we recognized a $12.9 million curtailment gain as the result of certain amendments to our postretirement health benefit plan, which will reduce the amount of certain benefits participants will receive in future years.

After taking all of the above matters into account, our consolidated operating earnings from continuing operations for the year ended December 31, 2003 were $85.9 million, which was 25.4% lower than 2002. Consolidated operating earnings in 2003 were 5.5% of net sales compared to 8.5% of net sales in 2002.

Interest expense during 2003 of $56.9 million was 9.6% higher than the $52.0 million recorded during 2002. This increase in 2003 is due to a full year's worth of interest expense related to the 10 1/2% senior subordinated notes due 2012. These notes were issued in August 2002 to complete the Grove acquisition. In addition, the increase in the euro versus US dollar exchange rate caused increased expense associated with our euro-denominated 10 3/8% senior subordinated notes due 2011. The weighted average interest rate paid on all outstanding debt at December 31, 2003 was 7.9% as compared to 7.0% at December 31, 2002.

During 2003, we paid down $109.6 million of outstanding term debt due to strong cash flows. Only $46.3 million of our 2003 debt payments were required during the year. The remaining $63.3 million of debt reduction in 2003 was prepayments. During 2003, we incurred $7.3 million in costs resulting from these prepayments, of which $5.9 million was due to the write-off of deferred financing fees, and $1.4 million was costs incurred to unwind certain interest rate swaps.

The 2003 effective income tax rate for continuing operations was 18.0%, compared to 36.0% in 2002. The decrease in our effective tax rate in 2003 was due to the impact of certain global tax planning initiatives as well as the impact of fixed permanent book-tax differences on significantly lower pre-tax income.

Discontinued operations include the results of operations of Femco, North Central Crane and our AWP business and the costs associated with the sale or closure of these businesses. In addition, discontinued operations include the cost associated with the final purchase price adjustment from the sale of Manitowoc Boom Trucks in 2002. The AWP business which was discontinued included our Delta subsidiary, which was sold in the second quarter of 2004, the Liftlux product line and facility located in Dillingen, Germany, our scissor-lift and boom-lift product categories and our US Manlift product line. During 2003, we recorded a $14.8 million charge ($12.0 million net of tax) related to the decision to exit these AWP product categories and facilities and the sale of North Central Crane. This total charge is made up of the following items: (i) $3.5 million for early termination of a facility lease contract; (ii) $3.9 million for the write-down of certain inventory to its estimated realizable value; (iii) $1.4 million for employee severance; (iv) $4.9 million for the recognition of a goodwill impairment charge in the AWP reporting unit in the second quarter of 2003; and (v) $1.1 million for other asset impairment charges and estimated costs to close these operations.

Year ended December 31, 2002 compared to 2001

Consolidated net sales for the year ended December 31, 2002 increased 37.8% to $1.4 billion, from just under $1.0 billion for the same period in 2001. A significant portion of this increase is the result of the acquisitions in our Crane segment. Results for 2002 included a partial year of Grove, which we completed on August 8, 2002, and a full year of Potain, which was acquired on May 9, 2001. During 2002, Foodservice segment net sales increased 12.5% and Marine segment sales increased 20.8% versus the prior year. The Foodservice increase was due to increased volumes in our ice and beverage businesses during the second half of 2002, as well as increased sales volumes in our private label residential refrigerator product throughout the year. The sales increase in our Marine segment was due to strong new construction activity versus the prior year, including several US Coast Guard buoy tenders and the start up of production on one of three Staten Island ferries and a Great Lakes ice breaker for the US Coast Guard.

Gross margin decreased in 2002 to 23.7% from 27.5% in 2001. Gross margin in the Crane segment declined 5.4 percentage points in 2002 versus 2001. Cost of sales for 2002 includes a fourth quarter charge of $3.3 million associated with selling acquired Grove inventory at fair market value rather than actual production costs. Future periods will not been affected by similar charges because all of the write-up to fair value of the acquired inventory was reflected through costs of sales in 2002. The decline in gross margin in 2002 versus 2001 also resulted from lower volumes in our Crane segment and historically lower gross margins from the Grove product lines. Gross margin in the Foodservice segment decreased approximately 1.3 percentage points in 2002. The gross margin in our Marine segment decreased 3.9 percentage points in 2002 versus 2001. This decrease is primarily the result of a continued shift in the mix of revenues to lower-margin project work versus higher-margin repair work. In addition, all of our segments were impacted by higher healthcare costs in 2002.

ES&A expenses increased $49.6 million for the year ended December 31, 2002, compared to 2001. The majority of this increase was the result of the acquisition of Grove in August 2002, the acquisition of Potain in May 2001 and increased healthcare costs across all segments. These three items accounted for approximately $46.8 million of the $49.6 million increase. The remainder of the increase was primarily the result of increased engineering expenses in the Crane and Foodservice segments for new product development and increases in corporate expense as corporate assumed certain staff responsibilities previously handled in the business units of the acquired companies. As a percent of sales, ES&A decreased slightly to 14.2% of net sales in 2002 versus 14.5% for the year ended December 31, 2001. We took several actions in 2002 to control ES&A expense in the current and future years. These actions include consolidation of the Multiplex operation within the Foodservice segment and implementing a reorganization plan in the Crane segment following the Grove acquisition.

Amortization expense decreased $9.1 million for the year ended December 31, 2002, compared to the year ended December 31, 2001. This decrease is the result of our adoption of SFAS No. 142. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to at least annual impairment tests at each reporting unit.

We adopted these new accounting rules for goodwill and other intangible assets on January 1, 2002. Under the transitional provisions of SFAS No. 142, we identified our reporting units, performed impairment tests on the net goodwill and other intangible assets associated with each of the reporting units using a valuation date of January 1, 2002, and determined that a transitional goodwill impairment charge of $51.0 million ($36.8 million net of income tax) was required. This impairment related to our reporting units as follows: Beverage Group (Foodservice segment) $33.1 million and Manitowoc Boom Trucks (Crane segment) $17.9 million. This charge was based upon current economic conditions in those industries. The impairment charge was recorded as a cumulative effect of accounting change in our consolidated statement of earnings in the first quarter of 2002 in accordance with the transitional provisions of SFAS No. 142. Under previous accounting requirements, no goodwill impairment would have been recorded on January 1, 2002.

During the first quarter of 2002, we recorded a charge of $3.9 million in connection with the consolidation of our Multiplex operations into our other Foodservice operations. We took these actions to streamline our cost structure and utilize available capacity. The charge included $2.8 million to write down the building and land, which was held for sale, to estimated fair market value less cost to sell; $0.7 million for the write-down of certain equipment; and $0.4 million related to severance and other employee related costs.

During the fourth quarter of 2002, we recorded a $7.7 million charge associated with the completion of certain integration activities related to the Grove acquisition and certain other restructuring activities in the Crane segment. This charge included $4.0 million related to severance and other employee related costs for headcount reductions at various Manitowoc Crane and Potain facilities; $2.7 million related to the write-down of certain property, plant and equipment; and $1.0 million related to lease termination costs.

After taking all of these matters into account, consolidated operating earnings for the year ended December 31, 2002, were $115.1 million, or 8.5% of net sales. This compares with $116.5 million, or 11.8% of net sales, for the year ended December 31, 2001.

Interest expense increased $14.6 million for the year ended December 31, 2002, compared to the same period in 2001. This increase was due to additional interest expense related to the 10 1/2% senior subordinated notes due 2012, which were issued in August 2002 to complete the Grove acquisition; additional amortization of debt issue costs related to these notes; and a full year of interest expense and amortization of debt issue costs related to the debt incurred for the Potain acquisition in May 2001. The weighted-average interest rate paid on all outstanding debt as of December 31, 2002 was 7.0%.

The 2002 effective tax rate was 36.0% compared to 38.7% in 2001. The effective rate for 2002 approximated the combined domestic federal and state statutory rate reduced by lower foreign effective rates. The lower effective rate reflects the benefits of our global tax planning initiatives and the reduction of non-deductible goodwill amortization associated with our adoption of SFAS No. 142.

Discontinued operations include the results of operations of our AWP business, Femco, Manitowoc Boom Trucks and the costs associated with the sale or closure of these businesses. Our discontinued AWP business included Delta, the Liftlux product line and facility, our scissor-lift and boom-lift product categories and our US Manlift product line. In connection with the Grove acquisition, the United States Department of Justice raised concerns about a possible reduction in competition in the US boom truck market that could result from the acquisition. In order to address these concerns, Manitowoc and Grove agreed with the Department of Justice that, following the completion of the Grove acquisition, we would divest of either Manitowoc Boom Trucks or National Crane Corporation (Grove's boom truck business). On December 17, 2002, we entered into an agreement with Quantum to sell all of the outstanding stock of Manitowoc Boom Trucks. The Department of Justice approved the sale on December 30, 2002, and it was completed on December 31, 2002. The sales resulted in a loss of approximately $32.9 million ($23.3 million net of income taxes), which has been recorded in gain (loss) on sale or closure of discontinued operations.

In addition, during the fourth quarter of 2002 we finalized our decision to offer Femco for sale. Femco was the Crane segment's aftermarket replacement parts and industrial repair business. After the Grove acquisition, it was determined that Femco was not a core business to the Crane segment. Femco was sold in February 2003.

During December 2002, we recorded a $3.4 million ($2.1 million net of income taxes) charge related to the decision to divest of Femco. Of the charge, $2.2 million related to recording the net assets of Femco at fair value less cost to sell based on internal estimates. In addition, we performed an impairment analysis of the Femco goodwill in accordance with SFAS No. 142, and determined that the entire $1.2 million of goodwill was impaired. The cumulative $3.4 million charge was recorded in discontinued operations. At December 31, 2002, the assets and liabilities of Femco were recorded as held for sale in other non-current assets and liabilities, respectively, in our consolidated balance sheet.

ANNUAL SALES AND OPERATING EARNINGS BY SEGMENT

Operating earnings reported below by segment are reduced by the amount of expenses relating to restructurings and plant consolidations; these expenses were separately identified, and thus operating earnings did not reflect such expenses, in the Results of Consolidated Operations table above.

Crane

Net sales, operating earnings and operating margin of the Crane segment reflect the operations of AWP, North Central Crane, Manitowoc Boom Trucks and Femco as discontinued.

	2001	2002	2003

	(dollars in thousands)
Net sales	$391,109	$674,060	$962,808
Operating earnings	62,654	55,613	24,437
Operating margin	16.0%	8.3%	2.5%

Year ended December 31, 2003 compared to 2002

Net sales in the Crane segment increased 42.8% in 2003 compared to 2002. This increase was primarily due to our acquisition of Grove on August 8, 2002. A full year of Grove sales is included in the Crane segment results for 2003. Grove's net sales for the period from January 1, 2003 through August 8, 2003 were $311.1 million compared to zero in 2002 prior to its acquisition. Crane segment net sales in 2003 were also impacted by the continued and further downturn in the US crawler crane market that began for us in 2002. This decline in the crawler crane market was partially offset by modest improvements in tower and mobile telescopic crane sales in parts of Europe and Asia. In addition, the strengthening of the euro as compared to the US dollar during 2003 resulted in an increase in the US dollar equivalent for sales denominated in euro versus the prior year. Crane segment backlog stood at $213.2 million at December 31, 2003, versus $133.8 million at December 31, 2002.

Crane segment operating earnings decreased $31.2 million in 2003 versus 2002, which represents an operating margin decrease of 5.8 percentage points. A portion of the decrease is attributable to the inclusion of $9.1 million in restructuring costs as a reduction of Crane operating earnings in 2003 versus $7.7 million in 2002. These 2003 costs included $3.5 million for write-down of certain properties to their net realizable value. Approximately $3.0 million in restructuring costs related to the consolidation of our Waverly, Nebraska production into Shady Grove, and $2.5 million for the completion of our restructuring activities associated with our Potain workforce and facilities in Europe. Crane segment operating earnings were also negatively impacted by the following: (i) lower volumes in our domestic crawler crane business; (ii) a shift in product mix in the mobile telescopic product category to smaller capacity units; (iii) worldwide price competition across all product categories; and (iv) lower historical gross margins from the Grove product line.

Year ended December 31, 2002 compared to 2001

Net sales in the Crane segment increased 72.3% to $674.1 million in 2002 compared to 2001. This increase was primarily due to our acquisition of Grove in August 2002 and a full year of Potain sales in 2002. Grove's net sales since the date of acquisition and Potain's net sales from January 1, 2002 through May 9, 2002 were $218.4 million and $78.0 million, respectively. The Crane segment experienced a dramatic slowdown in the third quarter of 2002, which continued into the fourth quarter led primarily by decreased volumes in the crawler crane product category and the domestic market. During the first half of 2002, our crane sales outperformed the market and remained relatively stable compared to the overall industry, which was declining at a rate exceeding 10%. Beginning in the third quarter, our sales declined closer to industry rates. Crane segment backlog stood at $133.8 million at December 31, 2002, versus $54.8 million at December 31, 2001. The increase is primarily due to the acquisition of Grove during 2002. Excluding Grove, the Crane segment backlog stood at $48.9 million at December 31, 2002. The decrease in backlog, excluding Grove, is due to the weakened economic conditions that slowed the sales of our crawler cranes.

Crane segment 2002 operating earnings of $55.6 million include a reduction of $7.7 million for restructuring costs. This represents a 7.7% reduction in operating earnings in 2002 compared to 2001. Crane segment operating earnings in 2002 also include the full year impact of Potain operating earnings and the impact of Grove operating earnings since the date of acquisition. In addition, during the fourth quarter of 2002, the Crane segment recognized a $3.3 million charge for selling acquired Grove inventory at fair market value rather than actual production costs. The remaining decrease in Crane segment operating earnings in 2002 compared to 2001 occurred primarily as the result of the lower crawler crane production levels due to the sales decline discussed above.

Foodservice

	2001	2002	2003
	(dollars in thousands)

Net sales	$411,637	$462,906	$457,000
Operating earnings	57,942	56,749	65,927
Operating margin	14.1%	12.3%	14.4%

Year ended December 31, 2003 compared to 2002

Foodservice segment net sales decreased 1.3% in 2003 compared to 2002. This decrease was the result of lower overall industry shipments in the segment's ice and beverage businesses. For the full year, industry shipments of ice machines were down approximately 5%. Despite these industry trends, the segment's ice business reflected increased sales in 2003 compared to 2002, increasing our market share.

Beverage equipment sales in 2003 showed negative comparisons to 2002 due to a major chain new equipment rollout that occurred in the fourth quarter of 2002 that did not reoccur in 2003. Our private label residential refrigerator division net sales in 2003 remained flat compared to 2002. New product introductions by our Foodservice segment bolstered 2003 sales results with the introduction of 25 new products, including the initial rollout of its new "S" Series ice machine product during the fourth quarter of the year.

Foodservice segment operating earnings increased 16.2% in 2003 versus 2002 despite the slight decline in net sales. The significant improvement in operating earnings was due to the strength of the ice business sales, facility consolidation, continued operational improvements across all of the divisions and lower restructuring costs in 2003 ($1.0 million) compared to 2002 ($3.9 million). The 2003 restructuring costs included $0.7 million for closure of our Italian ice-machine production facility and movement of production to China. The remaining restructuring costs were recorded as a result of the additional loss on final disposition of the segment's Multiplex production facility located in St. Louis, Missouri. In summary, the 2003 operating earnings increase of 16.2% far outpaced the 2003 net sales decline of 1.3% due to favorable mix of sales, operational improvements and facility consolidation.

Year ended December 31, 2002 compared to 2001

Foodservice segment net sales increased 12.5% to $462.9 million in 2002 compared to 2001 levels. This increase was primarily due to increased sales of ice and beverage products throughout the second half of the year, as well as increases in our private label residential refrigeration product throughout the year, while sales of commercial refrigeration products remained flat. We attributed this to commercial refrigeration's dependency on new-store construction, which has been slower to recover compared with the replacement, expansion and remodeling activity that boosted ice and beverage equipment. For the full year, industry shipments of ice machines were up approximately 5%. New products played a key roll in our 2002 sales growth as several of our Foodservice businesses had major new product introductions during the year.

Operating earnings of the Foodservice segment decreased $1.2 million, or 2.1%, in 2002 compared to 2001. This decrease was primarily due to a $3.9 million restructuring charge taken by the Foodservice segment during 2002 for the consolidation of our Multiplex operations into other Foodservice operations. This improvement in the Foodservice segment's operating margin was due to growth and related margin contributions in our ice, beverage and residential refrigerator operations, further cost reduction benefits from implementation of manufacturing operational improvements across all the segment's businesses and consolidations within our beverage and refrigeration operations.

Marine

	2001	2002	2003
	(dollars in thousands)

Net sales	$181,677	$219,457	$151,048
Operating earnings	18,924	19,934	4,750
Operating margin	10.4%	9.1%	3.1%

Year ended December 31, 2003 compared to 2002

Marine segment net sales decreased 31.2% in 2003 versus 2002. This decrease was due in part to the impact of the 44-day union strike at Marinette in the first quarter of 2003. The strike slowed ship construction progress. The impact of customer deferrals of awarding new construction contracts in the second half 2003 also contributed to the decrease. In addition, several ships that were scheduled to dock at our facilities on the Great Lakes in the fourth quarter of 2003 were rescheduled for winter dry docking until the first quarter of 2004 as many of these boats remained active longer than expected.

Operating earnings in the Marine segment decreased $15.2 million, or 76.2% in 2003 compared to 2002. The reasons for this decline are the following: (i) the change in mix of new construction project work toward newer projects and more commercial construction contracts; (ii) customer deferrals of new project awards during the year; (iii) the impact of the first quarter strike at Marinette on project construction progress and efficiency; and (iv) additional costs incurred in 2003 on bidding for new project contracts. These negative pressures on operating earnings were offset slightly by an increase in ship repair activities during 2003 compared to 2002.

Year ended December 31, 2002 compared to 2001

New construction activity was strong throughout the year and resulted in Marine segment net sales increasing 20.8% to $219.5 million in 2002 compared to 2001. Our 2002 new-construction projects included several buoy tenders and a Great Lakes icebreaker for the US Coast Guard, in addition to the start up of construction on the first of three Staten Island ferries for the City of New York.

Operating earnings increased approximately $1.0 million for the year ended December 31, 2002 compared to the same period in 2001 due primarily to new-construction growth. Operating margins in 2002 decreased approximately 1.3 percentage points compared to 2001. We have experienced a decline in demand for higher-margin repair work for more than two years, primarily due to issues affecting the steel industry, low water levels on the Great Lakes and general domestic economic conditions.

General corporate expenses

	2001	2002	2003
	(dollars in thousands)

Corporate expenses	$11,961	$15,171	$19,210
% of sales	1.2%	1.1%	1.2%

Year ended December 31, 2003 compared to 2002

Corporate expenses increased 26.6% in 2003 versus 2002, but remained flat as a percentage of net sales at 1.2%. The reasons for the $4.0 million increase year-over-year include additional personnel and related benefits resulting from our growth and the assumption of certain staff responsibilities previously handled by acquired companies, costs of compliance with new governmental regulations, certain reserves for litigation and additional depreciation expense.

Year ended December 31, 2002 compared to 2001

Despite increasing 26.8% in 2002, corporate expenses remained constant as a percentage of net sales. This reflects both the growth from acquisition and corporate assumption of certain staff responsibilities previously handled in the field.

ACQUISITIONS

Our growth in 2003, 2002 and 2001 was mainly due to our acquisitions in these years. Over the past five years we have completed eleven acquisitions. All of them were recorded using the purchase method of accounting. Each of these acquisitions is included in our consolidated statements of earnings beginning with the date of acquisition.

The success of our acquisition strategy is dependent upon our ability to successfully integrate the acquired businesses, operate them profitably and accomplish our strategic objectives underlying these acquisitions. We attempt to address these challenges by adhering to a structured acquisition assessment and integration process and by employing appropriate internal resources and experienced personnel to assist us in accomplishing our objectives.

2002 Acquisitions—On August 8, 2002 we acquired all of the outstanding common shares of Grove. The results of Grove's operations have been included in our consolidated statements of earnings since that date. Grove is a leading provider of mobile telescopic cranes, truck-mounted cranes, boom trucks and aerial work platforms for the global market. Grove's products are used in a wide variety of applications by commercial and residential building contractors as well as by industrial, municipal and military end users. Grove's products are marketed to independent equipment rental companies and directly to end users under the brand names Grove Crane and National Crane.

We view Grove as a strategic fit with our crane business for a number of reasons. Grove is a global leader in the mobile telescopic crane industry, specifically in all-terrain and rough-terrain mobile telescopic cranes. We did not offer these types of cranes prior to the acquisition, so Grove filled this void in our product offering. Coupled with our entrance into the tower crane product line with the acquisition of Potain in 2001, Grove enables us to offer customers four major crane categories, namely crawler cranes, tower cranes, mobile telescopic cranes and boom trucks. With the addition of Grove, we are able to offer customers equipment and lifting solutions for virtually every construction application. We also believed that the combination of Potain and Grove would provide opportunities to capitalize on their respective strengths in systems, technologies and manufacturing expertise, and that this combination would create natural synergies in our worldwide distribution and service network.

The aggregate purchase price paid for Grove was $277.8 million. This included the issuance of $70.0 million of our common stock, the assumption of $202.4 million of Grove debt outstanding as of August 8, 2002 and direct acquisition costs of $5.4 million. In exchange for the outstanding shares of Grove common stock, we issued approximately 2.2 million shares of our common stock out of treasury with an average market price of $32.34 per share. The number of shares issued at the close of the transaction was calculated based on the average closing price of our common stock for the ten consecutive trading days ending on and including the second day prior to the closing of the transaction. In addition, we assumed all of Grove's outstanding liabilities (approximately $477.8 million including the outstanding debt), contingencies and commitments. Substantially all of the assumed debt was refinanced.

The purchase consideration paid in excess of the fair values of the assets acquired and liabilities assumed was allocated first to the identifiable intangible assets with the remaining excess accounted for as goodwill. We obtained third party valuations of identifiable intangible assets acquired. Based upon the appraisal report of identifiable intangible assets, the allocation was as follows: $26.0 million to trademarks and tradenames with an indefinite life; $11.9 million to an in-place distributor network with an indefinite life; $7.1 million to patents with a weighted-average 10-year life; and the remaining $63.1 million to goodwill. The $63.1 million of goodwill is included in the Crane segment. None of this amount is deductible for tax purposes. We also obtained third party valuations of the fair value of inventory and property, plant and equipment acquired. Based upon the appraisal reports of these assets, we increased the value of inventory and property, plant and equipment by $3.3 million and $1.1 million, respectively. The $3.3 million fair value adjustment to inventory was charged to cost of goods sold during the fourth quarter of 2002 as the related inventory items were sold. The $1.1 million fair value adjustment to property, plant and equipment is being depreciated over the estimated remaining useful lives of the property, plant and equipment.

During 2003, we completed the purchase accounting related to the Grove acquisition and we recorded $30.2 million of purchase accounting adjustments to the August 8, 2002 Grove opening balance sheet. The purchase accounting adjustments related to the following: $13.2 million to finalize the accounting for deferred income taxes, related primarily to the Grove non-US operations; $12.4 million for consolidation of the National Crane facility located in Nebraska to the Grove facility located in Pennsylvania; $2.1 million, $0.5 million and $1.5 million for additional accounts receivable, inventory and warranty reserves, respectively; $0.9 million related to severance and other employee related costs for headcount reductions at the Grove facilities in Europe; $2.0 million of curtailment gain as a result of the closing of the National Crane facility located in Nebraska and its impact on pension obligations (reduction of goodwill); and $1.6 million for other purchase accounting related items.

During 2002, we also completed certain restructuring and integration activities relating to the Grove acquisition. We recorded a charge totaling $12.1 million related to these restructuring and integration activities during 2002. Of this amount, $4.4 million was recorded in the opening balance sheet of Grove and $7.7 million was recorded as a charge to earnings during the fourth quarter of 2002. The $4.4 million recorded in the opening balance sheet related to severance and other employee related costs for headcount reductions at Grove facilities.

On April 8, 2002, we purchased the remaining 50% interest in our joint venture Manitowoc Foodservice Europe (f/k/a Fabbrica Apparecchiature per la Praduzione del Ghiaccio Srl), a manufacturer of ice machines based in Italy. The aggregate cash consideration paid by us for the remaining interest was $3.4 million and resulted in $2.6 million of additional goodwill. The $2.6 million of goodwill is included in the Foodservice segment and is not deductible for tax purposes. During the second quarter of 2003, we recorded $0.7 million of purchase accounting adjustments to the April 8, 2002 opening balance sheet.

2001 Acquisitions—On May 9, 2001, we acquired all of the outstanding capital stock of Potain. Potain is a leading designer, manufacturer and supplier of tower cranes for the building and construction industry. The aggregate consideration paid was $425.2 million, which includes $307.1 million paid in cash, direct acquisition costs of $4.1 million ($0.4 million incurred during 2002), assumed liabilities of $138.8 million, the payment of a post-closing purchase price adjustment of $3.6 million in February 2002, and is less cash acquired of $28.4 million.

During 2002, we made certain purchase accounting adjustments for the Potain acquisition resulting in a reduction in goodwill of approximately $11.3 million. The primary purchase accounting adjustments recorded during 2002 were to adjust the book value of property, plant and equipment acquired to fair value based on an appraisal report, adjustment of deferred tax assets and to record a $8.1 million liability associated with certain restructuring and integration activities.

In addition, during 2002 a portion of the excess of the cost over fair value of the net assets acquired in the Potain acquisition was allocated to specific other intangible assets. Based upon an appraisal report, the allocation was as follows: $53.0 million to trademarks and tradenames with an indefinite life; $17.5 million to patents with a weighted-average 15-year life; $8.8 million to engineering drawings with a weighted-average 15-year life; $5.0 million to an in-place distribution network with an indefinite life; and the remaining $118.2 million to goodwill.

During the fourth quarter of 2003, we made a $1.0 million dollar adjustment to the Potain opening balance sheet for the reversal of the valuation allowance against an acquired net operating loss carryforward.

LIQUIDITY AND CAPITAL RESOURCES

During the first nine months of 2004, cash and cash equivalents increased approximately $7.7 million to $52.6 million at September 30, 2004. Cash flows from continuing operations for the nine months ended September 30, 2004 were $1.7 million. During the first nine months of 2004, we built inventory to accommodate the large increase in backlog in the Crane segment and have increased our crane shipments to Asia which results in cranes remaining in inventory for a longer period of time due to shipment times. In addition, inventory values were impacted by higher commodity costs. Offsetting the increase in inventory was net earnings of $33.7 million, a reduction in accounts receivable of $14.3 million and an increase in payables and other liabilities of approximately $64.5 million due to purchases of inventory and timing of payments. At September 30, 2004, we had $54.9 million in cash and short term investments along with $95.9 million of unused availability under the terms of the revolving credit portion of our senior credit facility. The availability under the revolving credit portion of our senior credit facility is reduced for outstanding letters of credit.

Capital expenditures for the first nine months of 2004 were $27.5 million, an increase of $5.2 million from the first nine months of 2003. The primary reasons for the increase were spending on an enterprise resource planning system in the Foodservice segment, new equipment purchases in the Marine segment and new product tooling costs. In addition, we received $9.0 million of cash from the sale of Delta during the second quarter of 2004. These cash proceeds are reported in the discontinued operations section of the cash flows from investing activities for the nine months ended September 30, 2004.

In addition, we received approximately $7.0 million of cash from the sale of Femco during the first quarter of 2003 and paid $4.7 million for the final post-closing adjustment related to the sale of Manitowoc Boom Trucks during the third quarter of 2003. These cash proceeds and payments are reported in discontinued operations section of the cash flows from investing activities for the relevant period.

During the first nine months of 2004, we sold $28.6 million of our long term notes receivable to third party financing companies. We have agreed to provide recourse on the notes to the financing company. We have accounted for the sale of the notes as a financing of receivables. Through the first nine months of 2004, $1.5 million of these notes have been collected by the third party financing companies.

For the year ended December 31, 2003, cash flow from operations was $150.9 million compared to $94.5 million for the year ended December 31, 2002. The change in working capital of continuing operations was a decrease (source of cash) of $79.5 million. The details of these changes are reflected in our consolidated statement of cash flows for the year ended December 31, 2003 incorporated by reference in this prospectus supplement. The drivers of this decrease were an increase in short-term payables of $15.4 million, a decrease in inventory of $25.7 million, a decrease in accounts receivable of $5.9 million and an increase in other liabilities of $27.3 million. At December 31, 2003, we had $47.2 million in cash and short term investments along with $96.4 million of unused availability under the terms of the revolving credit portion of our senior credit facility.

We spent a total of $32.0 million during 2003 for capital expenditures. The following table summarizes 2003 capital expenditures and depreciation by segment:

	Capital expenditures	Depreciation
	(in thousands)

Crane	$25,028	$36,776
Foodservice	5,005	6,474
Marine	735	1,027
Corporate	1,209	1,160

Total	$31,977	$45,437

We continue to fund capital expenditures to improve the cost structure of our business, to invest in new processes and technology and to maintain high-quality production standards.

We also incurred approximately $5.6 million of financing fees in 2003 related to the issuance of our senior notes due 2013 and our senior debt covenants amendments. This amount is included in debt issue costs in our consolidated statement of cash flows for the year ended December 31, 2003 incorporated by reference in this prospectus supplement.

Our outstanding debt at September 30, 2004 and December 31, 2003, consisted primarily of our 10 3/8% senior subordinated notes due 2011 ("senior subordinated notes due 2011"), the senior subordinated notes due 2012, our 7 1/8 senior notes due 2013 ("senior notes due 2013") and, at December 31, 2003, borrowings under our senior credit facility.

The senior credit facility is composed of a $175 million Term Loan A, a $175 million Term Loan B and $125 million revolving credit facility. As a result of scheduled payments and prepayments made since 2001, we have no amounts outstanding under the Term Loan A. At December 31, 2003, we had $17.7 million outstanding under the Term Loan B, which required quarterly principal payments of $0.1 million from December 2004 through March 2006 and quarterly principal payments of $3.5 million from June 2006 through May 2007. During the first nine months of 2004, we prepaid all of the Term Loan B, which resulted in a cash outflow of $17.7 million. There was no amount outstanding under the revolving credit facility as of December 31, 2003 or September 30, 2004.

Borrowings under the senior credit facility bear interest at a rate equal to the sum of a base rate or a eurodollar rate plus an applicable margin, which is based on our consolidated total leverage ratio, as defined by the senior credit facility. The weighted-average interest rate for the Term Loan B was 4.33% at December 31, 2003. The annual commitment fee in effect on the unused portion of the revolving credit facility was 0.5% at September 30, 2004 and December 31, 2003.

To help finance the Potain acquisition in May 2001, we issued €175 million (approximately $217.7 million at December 31, 2003 exchange rates and $215.1 million at September 30, 2004 exchange rates) of the senior subordinated notes due 2011. The senior subordinated notes due 2011 are unsecured obligations ranking subordinate in right of payment to all senior debt, rank equal to the senior subordinated notes due 2012 and are fully and unconditionally, jointly and severally guaranteed by substantially all of Manitowoc's domestic subsidiaries. Interest on the senior subordinated notes due

2011 is payable semiannually on May 15 and November 15 of each year. The senior subordinated notes due 2011 can be redeemed in whole or in part by us for a premium after May 15, 2006.

As part of the Grove acquisition in August 2002, we issued $175 million of the senior subordinated notes due 2012. The senior subordinated notes due 2012 are unsecured obligations ranking subordinate in right of payment to all senior debt, rank equal to the senior subordinated notes due 2011 and are fully and unconditionally, jointly and severally guaranteed by substantially all of Manitowoc's domestic subsidiaries. Interest on the senior subordinated notes due 2012 at 10.5% per annum is payable semiannually on February 1 and August 1 each year. The senior subordinated notes due 2012 can be redeemed by us in whole or in part for a premium on or after August 1, 2007. In addition, we may redeem for a premium (110.5% of the face amount of the notes, plus interest), at any time prior to August 1, 2005, up to 35% of the face amount of the senior subordinated notes due 2012 with the proceeds from one or more public equity offerings.

On November 6, 2003, we completed the sale of $150.0 million of the senior notes due 2013. The senior notes due 2013 are unsecured senior obligations ranking prior to the senior subordinated notes due 2011 and the senior subordinated notes due 2012. Our secured senior indebtedness under our senior credit facility ranks equally with the senior notes due 2013, except that it is secured by substantially all domestic tangible and intangible assets of the company and its subsidiaries. Interest on the senior notes due 2013 is payable semiannually on May 1 and November 1 of each year. The senior notes due 2013 can be redeemed by us in whole or in part for a premium on or after November 1, 2008. In addition, we may redeem for a premium at any time prior to November 1, 2006, up to 35% of the face amount of the senior notes due 2013 with the proceeds of one or more equity offerings. We used the net proceeds from the sale of the senior notes due 2013 for prepayment of our term loan A and partial prepayment of its term loan B under its senior credit facility.

Our debt-to-capital ratio was 66.5% at the end of 2003 and 63.5% at September 30, 2004.

Our senior credit facility, the senior notes due 2013, the senior subordinated notes due 2011 and the senior subordinated notes due 2012 contain customary affirmative and negative covenants. In general, the covenants contained in the senior credit facility are more restrictive than those of the senior notes due 2013, the senior subordinated notes due 2011 and the senior subordinated notes due 2012. Among other restrictions, the senior credit facility covenants required us to meet specified financial tests, which include minimum levels of earnings before interest, taxes, depreciation and amortization ("EBITDA") and various debt-to-EBITDA ratios which became more restrictive over time. These covenants also limited our ability to redeem or repurchase our debt, incur additional debt, make acquisitions, merge with other entities, pay dividends or distributions, repurchase capital stock, lend money or make advances, create or become subject to liens and make capital expenditures. The senior credit facility also contains cross-default provisions whereby certain defaults under any other debt agreements would result in default under the senior credit facility. We were in compliance with all covenants as of September 30, 2004 and based upon our current plans and outlook, we believe we will be able to comply with these covenants during the subsequent 12-month period. At December 31, 2002, we were not in compliance with certain of our financial covenants under the credit agreement governing the senior credit facility. On February 4, 2003, we signed an amendment and waiver to the credit agreement, which cured these violations. In addition, this amendment provided future relief under certain financial covenants that became more restrictive over time. At June 30, 2003, the company was not in compliance with certain of its financial covenants. On July 23, 2003, we signed an amendment and waiver to the senior credit agreement, which cured these violations. In addition, the amendment eliminates the minimum EBITDA covenants and provides future relief under certain financial covenants that became more restrictive over time. The non-financial test covenants discussed above are still in place under the credit agreement. We were in compliance with all covenants as of December 31, 2003.

In April 2001, Standard & Poor's Ratings Services assigned a double "B" corporate credit rating to our company, a double "B" rating to our senior credit facility and a single "B" plus rating to our senior subordinated notes, all with a stable outlook. Also in April 2001, Moody's Investors Service assigned a Ba2 rating to our senior credit facility and a B2 rating to our senior subordinated notes with a positive outlook. In March 2002, Standard & Poor's issued a press release stating that we had been placed on credit watch with negative implications. In July 2002, Standard & Poor's removed the credit watch, but changed its outlook from stable to negative. In July 2003, Standard & Poor's lowered our corporate credit rating from a double "B" to a double "B" minus, lowered the rating to our senior credit facility from a double "B" to a double "B" minus and lowered the rating on our senior subordinated notes from a single "B" plus to a single "B." Moody's Investors Service has taken no action concerning our ratings since initiating them in April 2001. We do not anticipate any future adjustments to these ratings would have a material impact on our liquidity.

Our debt position increases our vulnerability to general adverse industry and economic conditions and results in a significant portion of our cash flow from operations being used for payment of interest on our debt and making scheduled principal payments. This could potentially limit our ability to respond to market conditions or take advantage of future business opportunities. Our ability to service our debt is dependent upon many factors, some of which are not subject to our control, such as general economic, financial, competitive, legislative and regulatory factors. In addition, our ability to borrow additional funds under the senior credit facility in the future will depend on our meeting the financial covenants contained in the credit agreement, even after taking into account such new borrowings.

The senior credit facility or other future facilities may be used for funding future acquisitions, seasonal working capital requirements, capital expenditures and other investing and financing needs. We believe that our available cash, credit facility, cash generated from future operations and access to debt and equity markets will be adequate to fund our capital and debt financing requirements for the foreseeable future.

Management also considers the following regarding liquidity and capital resources to identify trends, demands, commitments, events and uncertainties that require disclosure:

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  Credit facility compliance. Our senior credit facility requires us to comply with certain financial ratios and tests to comply with the terms of the agreement. We were in compliance with these covenants as of September 30, 2004, the latest measurement date. The occurrence of any default of these covenants could result in acceleration of our obligations under the senior credit facility, including revolver borrowings (none at September 30, 2004) and foreclosure on the collateral related to such obligations. Further, such an acceleration would constitute an event of default under the indentures governing the senior subordinated notes due 2011, the senior subordinated notes due 2012 and the senior notes due 2013.

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  Circumstances that could impair our ability to continue to engage in transactions that have been integral to historical operations or are financially or operationally essential, or that could render that activity commercially impracticable, such as the inability to maintain a specified investment grade credit rating, level of earnings, earnings per share, financial ratios or collateral. We do not believe that the risk factors applicable to our business are reasonably likely to impair our ability to continue to engage in our historical operations at this time.

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  Factors specific to us and our markets that we expect to be given significant weight in the determination of our credit rating or will otherwise affect our ability to raise short-term and long-

    term financing. We do not presently believe that the risk factors applicable to our business are reasonably likely to materially affect our credit ratings or would otherwise adversely affect our ability to raise short-term or long-term financing.

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  Guarantees. We have disclosed information related to guarantees in Note 15 to the audited consolidated financial statements incorporated by reference in this prospectus supplement and Note 8 to the unaudited consolidated financial statements at September 30, 2004 incorporated by reference in this prospectus supplement.

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  Written options on non-financial assets (for example, real estate puts). We do not have any written options on non-financial assets.

OFF-BALANCE SHEET ARRANGEMENTS

Our disclosures concerning transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for capital resources are as follows:

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  We have disclosed our buyback and residual value guarantee commitments in Note 15 to the audited consolidated financial statements incorporated by reference in this prospectus supplement and Note 8 to the unaudited consolidated financial statements for the nine months ended September 30, 2004 incorporated by reference in this prospectus supplement.

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  We lease various assets under operating leases. The future estimated payments under these arrangements are disclosed in Note 18 to the audited consolidated financial statements incorporated by reference in this prospectus supplement. There were no material differences in operating leases at September 30, 2004 compared to year end.

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  We have disclosed our accounts receivable factoring arrangement with a bank in Note 9 to the audited consolidated financial statements incorporated by reference in this prospectus supplement and in Note 8 to the unaudited consolidated financial statements for the nine months ended September 30, 2004 incorporated by reference in this prospectus supplement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

A summary of our significant contractual obligations as of December 31, 2003 is as follows:

	Total committed	2004	2005	2006	2007	2008	Thereafter
	(in thousands)

Long-term debt	$577,810	$18,216	$183	$10,507	$6,974	$—	$541,930
Capital leases	14,490	7,000	1,618	1,654	1,601	1,432	1,185
Operating leases	82,228	16,087	13,534	11,971	10,613	8,965	21,058
Purchase obligations*	—	—	—	—	—	—	—

Total committed	$674,528	$41,303	$15,335	$24,132	$19,188	$10,397	$564,173

*
There were no significant purchase obligation commitments at December 31, 2003.

There were no material differences at September 30, 2004 from the information set forth above.

Additionally, at September 30, 2004 and December 31, 2003, we had outstanding letters of credit that totaled $29.1 million and $28.6 million respectively. We also had buyback commitments and residual value guarantees outstanding that, if all were satisfied at September 30, 2004, the total cash cost to us would be $114.5 million.

We maintain defined benefit pension plans for some of our operations in the United States and Europe. It is our policy to fund the pension plans at the minimum level required by applicable regulations. In 2004 and 2003, cash contributions to the pension plans by us were $5.4 million and $4.5 million, respectively.

RISK MANAGEMENT

We are exposed to market risks from changes in interest rates, commodities prices and changes in foreign currency exchange rates. To reduce these risks, we selectively use financial instruments and other proactive management techniques. We have written policies and procedures that place financial instruments under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes or speculation is strictly prohibited.

For a more detailed discussion of our accounting policies and the financial instruments that we use, please refer to Note 2 and Note 9, respectively, in the audited consolidated financial statements incorporated by reference in this prospectus supplement.

Interest rates

In 2003, we used interest rate swaps to manage our exposure to interest rate movements such that approximately 50% of our debt was fixed rate and 50% was floating. Under these swap agreements, we contracted with a counter-party to exchange the difference between fixed rates and floating rates applied to the notional amount of the swaps. At December 31, 2003, we had outstanding one floating-to-fixed interest rate swap with a financial institution. The fair value of the swap is recorded in the consolidated balance sheet at December 31, 2003, with changes in fair value recorded in the accumulated other comprehensive income (loss) account within stockholders' equity. The interest payments or receipts from the interest rate swap are recognized in net earnings as adjustments to interest expense on a current basis. At December 31, 2003, the floating-to-fixed interest rate swap had a notional amount of $17.3 million, an interest rate of 3.56% and a maturity date of August 2005. The aggregate fair value of this swap agreement was negative $0.5 million at December 31, 2003. In addition, as a result of prepayments made during 2003, we unwound a portion of this interest rate swap and recorded a charge of $1.4 million in the consolidated statement of earnings as a component of early extinguishment of debt. Our earnings exposure related to adverse movements in interest rates was primarily derived from our outstanding floating rate debt instruments indexed to a short-term international bank lending rate. A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense (net of impact of interest rate swaps) of approximately $0.2 million. This amount was calculated assuming the year-end rate of interest on our variable rate debt was constant throughout the year.

As of December 31, 2003, we also had entered into five fixed-to-floating interest rate swaps with financial institutions. These swap contracts effectively converted $232.4 million of our fixed-rate senior subordinated and senior notes to variable-rate debt. Under these swap agreements, we contract with a counter-party to exchange the difference between a floating rate and the fixed rate applied to $232.4 million of our senior subordinated and senior notes. These contracts are considered to be a hedge against changes in the fair value of the fixed-rate obligations. Accordingly, these interest rate swap contracts were reflected at fair value in our consolidated balance sheet at December 31, 2003 as an asset of $0.1 million and a liability of $0.9 million; the related debt is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligation attributable to the interest rate risk being hedged. Changes during any accounting period in the fair value of the interest rate swap contracts, as well as the offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, are recognized as an adjustment to interest expense in the consolidated statements of earnings. The change in the fair value of the swaps exactly offsets the change in fair value of the hedged fixed-rate debt; therefore, there was no net impact on earnings from these swaps for the year ended December 31, 2003. A 10% increase or decrease in the floating rate we pay under these swap agreements would result in a change in pre-tax interest expense of approximately $1.6 million. This amount was calculated assuming the year-end weighted-average rate of the swaps was constant throughout the year.

As a result of prepayments made during 2004 of the Term Loan B portion of our senior credit facility we unwound our entire floating-to-fixed interest rate swap. As a result, in the first nine months of 2004, we recorded a charge of $0.4 million in the consolidated statement of earnings as a component of early extinguishment of debt.

In 2004, we used interest rate swaps such that approximately 50% of our debt is fixed and 50% is floating. At September 30, 2004, we had five fixed-to-floating interest rate swaps with financial institutions. These swap contracts effectively convert $242.1 million of our fixed rate senior subordinated and senior notes to variable rate debt. Under these swap agreements, we contract with a counter-party to exchange the difference between a floating rate and the fixed rate applied to $242.1 million of our senior subordinated and senior notes. These contracts are considered to be a hedge against changes in the fair value of the fixed-rate obligations. Accordingly, these interest rate swap contracts are reflected at fair value in our consolidated balance sheet at September 30, 2004 as an asset of $3.4 million and a liability of $0.1 million and the related debt is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligation attributable to the interest rate risk being hedged. Changes during any accounting period in the fair value of the interest rate swap contract, as well as the offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, are recognized as an adjustment to interest expense in the consolidated statement of earnings. The change in the fair value of the swaps exactly offsets the change in fair value of the hedged fixed-rate debt; therefore, there was no net impact on earnings from these swaps for the nine months ended September 30, 2004. A 10% increase or decrease in the floating rate we pay under these swap agreements would result in a change in pre-tax interest expense of approximately $1.8 million. This amount was calculated assuming the year-end weighted-average rate of the swaps was constant throughout the year.

Interest swaps expose us to the risk that the counter-party may be unable to pay amounts it owes us under the swap agreements. To manage this risk we enter into swap agreements only with financial institutions that have high credit ratings.

Commodity prices

We are exposed to fluctuating market prices for commodities, including steel, copper, foam and aluminum. Each of our business segments is subject to the effect of changing raw material costs caused by movements in underlying commodity prices. We have established programs to manage the negotiations of commodity prices. Some of these programs are centralized within business segments, and others are specific to a business unit. During the first nine months of 2004, certain of these commodities were subject to abnormally-low availability and significant price increases. During the first nine months of 2004, gross profit was negatively impacted as a result of commodity price increases in the Crane, Foodservice and Marine segments by $5.2 million, $2.5 million and $1.8 million, respectively, compared to 2003. In all cases, the impact of commodity price increases on gross profit is net of price increases to our customers and adjustments to our material standards. Although we have developed plans to manage these pressures in 2005, no guarantee of success can be made at this time.

Currency risk

We have manufacturing, sales and distribution facilities around the world and thus make investments and enter into transactions denominated in various foreign currencies. International sales, including those sales that originated outside of the United States, were approximately 43% of our total sales for each of fiscal 2003 and the first nine months of 2004, with the largest percentage (31% in fiscal 2003 and 29% in the first nine months of 2004) being sales into various European countries. Although the vast majority of our international sales which originate within the United States are denominated in US dollars, with the acquisitions of Grove in 2002 and Potain in 2001, we have become more exposed to transactional and translational foreign exchange risk in recent years.

Regarding transactional foreign exchange risk, we enter into limited forward exchange contracts to reduce earnings and cash flow impact on nonfunctional currency denominated receivables and payables, predominantly between our euro-denominated operations and their customers outside the euro zone. Gains and losses resulting from hedging instruments offset the foreign exchange gains and losses on the underlying assets and liabilities being hedged. The maturities of these forward exchange contracts generally coincide with the settlement date of the related transactions. We also periodically hedge anticipated transactions, primarily at firm order date for orders to be sold into non-euro-denominated locations, with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

At December 31, 2003, we had outstanding $1.1 million of forward exchange contracts hedging underlying accounts receivable and $1.5 million of forward exchange contracts hedging outstanding firm orders. At September 30, 2004, we had outstanding $0.9 million of forward exchange contracts hedging underlying accounts receivable and $0.3 million of forward exchange contracts hedging outstanding firm orders. A 10% appreciation or depreciation of the underlying functional currency at December 31, 2003 and September 30, 2004, would not have a significant impact on our consolidated statement of earnings as any gains or losses under the foreign exchange contracts hedging accounts receivable balances would be offset by equal gains or losses on the underlying receivables. Any gains or losses under the foreign exchange contracts hedging outstanding firm orders would not have a significant impact due to the relatively immaterial amount of contracts outstanding being hedged.

Continued strength in the euro versus the US dollar for the remainder of 2004 and in 2005 would require us to manage the transactional exchange risk through continued use of foreign currency hedging. In addition, relative currency values impact our strategic and operational activities.

Our primary translation exchange risk exposure at December 31, 2003 and September 30, 2004 was with the euro. To a much lesser extent, we are also exposed to translation risk with our other foreign operations, primarily in the United Kingdom and China. Our euro-denominated senior subordinated notes due 2011 offset a significant amount of the translation risk with our operating entities in Europe. In addition, a large amount of the translation risk with our Chinese operations is naturally hedged with locally denominated debt. The currency effects of these foreign-denominated debt obligations are reflected in the accumulated other comprehensive income (loss) account within stockholders' equity, where they offset the translation impact of an equal amount of similarly foreign-denominated net assets of our European and Chinese operations. A 10% appreciation or depreciation of the value of the euro relative to the US dollar at December 31, 2003 would have the impact of increasing or decreasing the outstanding debt on our consolidated balance sheet by $21.8 million. A 10% appreciation or depreciation of the value of the euro relative to the US dollar at September 30, 2004 would have an impact of increasing or decreasing the outstanding debt on our consolidated balance sheet by $24.6 million. This impact would be partially offset by gains and losses on our net investments in foreign subsidiaries whose functional currency is the euro.

At December 31, 2003 and September 30, 2004, there was also a portion of our foreign currency translation exposure that was not hedged. Amounts invested in non-US based subsidiaries are translated into US dollars at the exchange rate in effect at month end. The resulting translation adjustments are recorded in stockholders' equity as cumulative translation adjustments. The cumulative translation adjustment component of stockholders' equity at December 31, 2003 is negative $12.0 million, or approximately 4.0% of total stockholders' equity. Using year-end exchange rates, the total amount invested in foreign operations at December 31, 2003 was approximately $450.1 million, of which approximately $247.4 million was naturally hedged with local, non-US dollar debt. The cumulative translation adjustment component of stockholders' equity at September 30, 2004, is negative $14.1 million, or approximately 4.2% of total stockholders' equity. Using month-end exchange rates, the total amount invested in foreign operations at September 30, 2004 was approximately $463.7 million of which $252.6 million was naturally hedged with local, non-US dollar debt.

ENVIRONMENTAL, HEALTH, SAFETY AND OTHER MATTERS

Our global operations are governed by laws addressing the protection of the environment, workers safety and health. Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance. They also may require remediation at sites where company-related substances have been released into the environment.

We have expended substantial resources globally, both financial and managerial, to comply with the applicable laws and regulations and to protect the environment and our workers. We believe we are in substantial compliance with such laws and regulations and we maintain procedures designed to foster and ensure compliance. However, we have been and may in the future be subject to formal or informal enforcement actions or proceedings regarding noncompliance with such laws or regulations, whether or not determined to be ultimately responsible in the normal course of business. Historically, these actions have been resolved in various ways with the regulatory authorities without material commitments or penalties to the company.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act in connection with the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin. Approximately 150 potentially responsible parties have been identified as having shipped hazardous materials to this site. Eleven of those, including us, have formed the Lemberger Site Remediation Group and have successfully negotiated with the United States Environmental Protection Agency and the Wisconsin Department of Natural Resources to fund the cleanup and settle our potential liability at this site. Recent estimates indicate that the total costs to clean up this site are approximately $30 million. However, the ultimate allocations of cost for this site are not yet final. Although liability is joint and several, our share of the liability is estimated to be 11% of the total cost. Prior to December 31, 1996, we accrued $3.3 million in connection with this matter. The amounts we have spent each year through September 30, 2004 to comply with our portion of the cleanup costs have not been material. Remediation work at the site has been substantially completed, with only long-term pumping and treating of groundwater and site maintenance remaining. Our remaining estimated liability for this matter, included in other current liabilities in the consolidated balance sheet at September 30, 2004 is $0.8 million. Based on the size of our current allocation of liability at this site, the existence of other viable potentially responsible parties and our current reserve, we do not believe that any liability imposed in connection with this site will have a material adverse effect on our financial condition, results of operations or cash flows.

At certain of our other facilities, we have identified potential contaminants in soil and groundwater. The ultimate cost of any remediation required will depend upon the results of future investigation. Based upon available information, we do not expect that the ultimate costs will be material to us.

We believe that we have obtained and are in substantial compliance with those material environmental permits and approvals necessary to conduct our various businesses. Based on the facts presently known, we do not expect environmental compliance costs to have a material adverse effect on our financial condition, results of operations or cash flows.

As of September 30, 2004, various product-related lawsuits were pending. To the extent permitted under applicable law, all of these are insured with self-insurance retention levels. Our self-insured retention levels vary by business unit and have fluctuated over the last five years. The range of our self-insured retention levels is $0.1 million to $3.0 million per occurrence. The high end of our self-insurance retention level is a legacy product liability insurance program inherited in the Grove acquisition in 2002 for cranes manufactured in the United States for occurrences from 2000 through October 2002. As of September 30, 2004, the largest self-insured retention level currently maintained by us is $2.0 million per occurrence and applies to product liability for cranes manufactured in the United States.

Product liability reserves on our consolidated balance sheet at September 30, 2004 were $29.0 million, of which $6.8 million was reserved specifically for cases and $22.2 million was reserved for claims incurred but not reported, which were estimated using actuarial methods. Based on our experience in defending product liability claims, management believes the current reserves are adequate for estimated case resolution on aggregate self-insured claims and insured claims. Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and solvency of insurance carriers.

At September 30, 2004 and December 31, 2003, we had reserved $40.8 million and $41.7 million, respectively, for warranty claims included in product warranties and other non-current liabilities on our consolidated balance sheets. Certain of these warranties and other related claims involve matters in dispute that ultimately are resolved by negotiations, arbitration or litigation. Infrequently a material warranty issue can arise which is beyond the scope of our historical experience.

It is reasonably possible that the estimates for environmental remediation, product liability and warranty costs may change in the near future based upon new information that may arise or matters that are beyond the scope of our historical experience. Presently, there are no reliable methods to estimate the amount of any such potential changes.

We are also involved in various other legal actions arising in the normal course of business, including numerous lawsuits involving asbestos-related claims in which we are one of numerous defendants. After taking into consideration legal counsel's evaluation of such actions, the current political environment with respect to asbestos related claims and the liabilities accrued with respect to such matters, management believes that the ultimate resolution of these claims will not have a material adverse effect on our financial condition, results of operations or cash flows.

We are also involved in various other legal actions arising in the normal course of business, which, taking into account the liabilities accrued and legal counsel's evaluation of such actions, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on our financial condition, results of operations or cash flows.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements include accounts of The Manitowoc Company, Inc. and all its subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires us to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related notes that are incorporated by reference in this prospectus supplement. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Although we have listed a number of accounting policies below which we believe to be most critical, we also believe that all of our accounting policies are important to the reader. Therefore, please refer also to the notes to the consolidated financial statements that are incorporated by reference in this prospectus supplement for more detailed description of these and other accounting policies of ours.

Revenue Recognition.    Revenue is generally recognized and earned when all the following criteria are satisfied with regard to a specific transaction: persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility of cash is reasonably assured and delivery has occurred or services have been rendered. We periodically enter into transactions with customers that provide for residual value guarantees and buyback commitments. These transactions are recorded as operating leases for all significant residual value guarantees and for all buyback commitments. These initial transactions are recorded as deferred revenue and are amortized to income on a straight-line basis over a period equal to that of the customer's third-party financing agreement. In addition, we lease cranes to customers under operating lease terms. Proceeds received in connection with these transactions are recognized as revenue over the term of the lease, and leased cranes are depreciated over their estimated useful lives.

Revenue Recognition Under Percentage-of-Completion Accounting.    Revenue under long-term contracts within the Marine segment are recognized using the percentage-of-completion ("POC") method of accounting. Under this method, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as "recoverable costs and accrued profit on progress completed not billed", which are included in other current assets in the Consolidated balance sheet. Likewise, contracts where billings to date have exceeded recognized revenues are recorded as "amounts billed in excess of sales", which are included in accounts payable and accrued expenses in the Consolidated balance sheet. Changes to the original estimates may be required during the life of the contract and such estimates are reviewed when customer change orders are placed. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Claims against customers are recognized as revenue when it is probable that the claim will result in additional contract revenue and the amount can be reliably estimated. Estimated losses are recorded when identified. Historically, the reviews have not resulted in adjustments that were significant to our results of operations. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting.

Allowance for Doubtful Accounts.    Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our estimate for the allowance for doubtful accounts related to trade receivables includes evaluation of specific accounts where we have information that the customer may have an inability to meet its financial obligations together with a general provision for unknown but existing doubtful accounts based on pre-established percentages to specific aging categories which are subject to change if experience improves or deteriorates.

Inventories and Related Reserve for Obsolete and Excess Inventories.    Inventories are valued at the lower of cost or market using both the first-in, first-out (FIFO) method and the last-in, first-out (LIFO) method and are reduced by a reserve for excess and obsolete inventories. The estimated reserve is based upon pre-established percentages applied to specific aging categories of inventory. These categories are evaluated based upon historical usage, estimated future usage and sales requiring the inventory. These percentages were established based upon historical write-off experience.

Goodwill and Other Intangible Assets.    We account for goodwill and other intangible assets under the guidance of SFAS No. 142. Under SFAS No. 142, goodwill is no longer amortized; however, it is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We perform impairment reviews for our reporting units, which have been determined to be Cranes Americas; Cranes Europe, Middle East and Africa; Cranes Asia; Ice Group; Refrigeration Group; Beverage Group; and Marine Group, using a fair-value method based on the present value of future cash flows, which involves management's judgments and assumptions. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. We are subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. The impairment testing performed by us at June 30, 2004 indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill, and that no impairment existed at that time. Other intangible assets with definite lives continue to be amortized over their estimated useful lives. Indefinite and definite lived intangible assets are also subject to impairment testing. A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each reporting unit. While we believe our judgments and assumptions were reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required.

Employee Benefit Plans.    We provide a range of benefits to our employees and retired employees, including pension and postretirement healthcare. Annually we record expenses relating to these plans based on calculations specified by US GAAP, which are dependent upon various actuarial assumptions such as discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The expected return on plan assets is based on our expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds. We review our actuarial assumptions on at least an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. As required by US GAAP, the effects of the modifications are recorded currently or amortized over future periods. Based on information provided by our independent actuaries and other relevant sources, we believe that the assumptions used are reasonable.

Product Liability.    We are subject in the normal course of business to product liability lawsuits. To the extent permitted under applicable laws, our exposure to losses from these lawsuits is mitigated by insurance with self-insurance retention limits. We record product liability reserves for our self-insured portion of any pending or threatened product liability actions. Our reserve is based upon two estimates. First, we track the population of all outstanding pending and threatened product liability cases to determine an appropriate case reserve for each based upon our best judgment and the advice of legal counsel. These estimates are continually evaluated and adjusted based upon changes to the facts and circumstances surrounding the case. Second, we obtain a third-party actuarial analysis to determine the amount of additional reserve required to cover incurred but not reported product liability issues and to account for possible adverse development of the established case reserve (collectively referred to as "IBNR"). This actuarial analysis is performed at least twice annually and our IBNR reserve for product liability is adjusted based upon the results of these analysis. We have established a position within the actuarially determined range, which we believe is the best estimate of the IBNR liability.

Income Taxes.    We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recorded a valuation allowance that represents foreign operating loss carryforwards for which utilization is uncertain. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. The valuation allowance would need to be adjusted in the event future taxable income is materially different than amounts estimated. Our policy is to remit earnings from foreign subsidiaries only to the extent any resultant foreign taxes are creditable in the United States. Accordingly, we do not currently provide for additional US and foreign income taxes which would become payable upon remission of undistributed earnings of foreign subsidiaries.

Stock Options.    We account for our stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock option based employee compensation costs are reflected in earnings, as all option grants under the plans had an excise price equal to the market value of the underlying common stock on the date of grant.

Warranties.    In the normal course of business we provide our customers a warranty covering workmanship, and in some cases materials, on products manufactured by us. Such warranty generally provides that products will be free from defects for periods ranging from 12 months to 60 months. If a product fails to comply with our warranty, we may be obligated, at our expense, to correct any defect by repairing or replacing such defective product. We provide for an estimate of costs that may be incurred under our warranty at the time product revenue is recognized based on historical warranty experience for the related product or estimates of projected losses due to specific warranty issues on new products. These costs primarily include labor and materials, as necessary associated with repair or replacement. The primary factors that affect our warranty liability include the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, we assess the adequacy of our recorded warranty liability and adjust the amounts as necessary.

Restructuring Charges.    Restructuring charges for exit and disposal activities are recognized when the liability is incurred. We use the definition of liability found in Financial Accounting Standards Board ("FASB") Concept Statement No. 6, "Elements of Financial Statements." In addition, the liability for the restructuring charge associated with an exit or disposal activity is measured initially at its fair value.

RECENT ACCOUNTING CHANGES AND PRONOUNCEMENTS

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", to require additional disclosure about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. These disclosure requirements were effective immediately for our domestic plans, except for estimated future benefit payments, which are effective for us on December 31, 2004. This statement also requires interim-period disclosures of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amount of contributions and projected contributions to fund pension plans and other postretirement benefit plans. These interim-period disclosures were effective in the first quarter of 2004.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by a company that has a majority of the exposure to expected losses of the variable interest entity. The consolidation provisions of FIN 46, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. The adoption of FIN 46 did not have an impact on our consolidated financial statements for the year ended December 31, 2003 for interests created after January 31, 2003 or on our consolidated financial statements for the nine months ended September 30, 2004 for interests created before February 1, 2003.

Business

OVERVIEW

Founded in 1902, we are a diversified industrial manufacturer in three principal markets: Crane, Foodservice and Marine. We have over a 100-year tradition of providing high-quality, customer-focused products and support services to our markets worldwide.

Our Crane business is a global provider of engineered lift solutions, offering one of the broadest lines of lifting equipment in our industry. We design, manufacture and market a wide variety of crawler cranes, mobile telescopic cranes, tower cranes and boom trucks. Our Crane products are marketed under the Manitowoc, Grove, Potain and National brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

Our Foodservice business is a leading broad-line manufacturer of "cold side" commercial foodservice products. We design, manufacture and market full product lines of ice making machines, walk-in and reach-in refrigerators and freezers, fountain beverage delivery systems and other foodservice refrigeration products for the lodging, restaurant, healthcare, high-end residential, convenience store, soft-drink bottling, and institutional foodservice markets. Our Foodservice products are principally marketed under the Manitowoc, Kolpak, SerVend, Multiplex, Harford-Duracool, McCall, Flomatic, Compact, Icetronic, Kyees, RDI and other brand names.

Our Marine segment provides new construction, ship repair and maintenance services for freshwater and saltwater vessels from four shipyards on the US Great Lakes. Marine is also a provider of Great Lakes and oceangoing mid-sized commercial, research and military vessels. Marine serves the Great Lakes maritime market consisting of both US and Canadian fleets, inland waterway operations, and ocean going vessels that transit the Great Lakes and St. Lawrence Seaways.

During the past six years we made several acquisitions and divested or closed several smaller companies or product lines. See further details of the recent significant acquisitions, divestitures and closures in the section "Management's discussion and analysis of financial condition and results of operations" beginning on page S-23.

PRODUCTS AND SERVICES

The following table summarizes the key products manufactured and sold by each of our business segments. Percentage information relates to continuing operations.

Business segment	Percentage of 2003 net sales	Percentage of 2003 operating income*	Key products	Key brands

Crane	61.3%	25.7%	Lattice-Boom Cranes: including crawler and truck-mounted lattice-boom cranes and crawler crane attachments; Tower Cranes: including top slewing, luffing jib, topless and self erecting tower cranes; Mobile Telescopic Cranes: including rough-terrain, all-terrain, truck-mounted and industrial cranes; Boom Trucks: including telescopic and articulated boom trucks; Parts and Service: including replacement parts, crane rebuilding and remanufacturing services.	Manitowoc Potain Grove National
Foodservice	29.1%	69.3%
			Commercial ice-cube machines, ice flakers and storage bins; ice/beverage dispensers; long-draw soft-drink and beer dispensing systems; walk-in refrigerators and freezers; reach-in refrigerators and freezers; refrigerated under-counters and food prep tables; private label residential refrigerator/freezers; post-mix beverage dispensing valves; cast aluminum cold plates; compressor racks and modular refrigeration systems; backroom beverage equipment distribution services.	Manitowoc SerVend Multiplex Kolpak Harford-Duracool McCall Flomatic Compact Icetronic Kyees RDI
Marine	9.6%	5.0%
			New construction services for commercial, government, military and research vessels of all varieties, including cutters, ice breakers, ferries, patrol boats, self-unloading bulk carriers, double-hull tank barges, integrated tug/barges and dredges; inspection, maintenance and repair of freshwater and saltwater vessels.

*
Excluding non-recurring charges, amortization and corporate overhead.

CRANE

Our Crane segment designs, manufactures and distributes a diversified line of crawler and truck mounted lattice-boom cranes, which we sell under the "Manitowoc" name. Our Crane segment also designs and manufactures a diversified line of top slewing and self erecting tower cranes, which we sell under the "Potain" name. We design and manufacture mobile telescopic cranes which we sell under the "Grove" name. We also design and manufacture a comprehensive line of hydraulically powered telescopic and articulated boom trucks, which we sell under the "National" brand name. We also specialize in crane rebuilding and remanufacturing services. Our crane products are used in a wide variety of applications throughout the world, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging. Many of our customers purchase one crane together with several attachments to permit use of the crane in a broader range of lifting applications and other operations. Various crane models combined with available options have lifting capacities up to 1,433 US tons and excavating capacities ranging up to 15 cubic yards.

Lattice-boom Cranes.    Under the Manitowoc brand name, we design, manufacture and distribute lattice-boom crawler cranes. Lattice-boom cranes consist of a lattice-boom, which is a fabricated, high-strength steel structure that has four chords and tubular lacings, mounted on a base which is either crawler or truck-mounted. Lattice-boom cranes weigh less and provide higher lifting capacities than a telescopic boom of similar length. The lattice-boom sections, together with the crane base, are transported to and erected at a project site.

We currently offer models of lattice-boom cranes with lifting capacities ranging up to 1,433 tons, which are used to lift material and equipment in a wide variety of applications and end markets, including heavy construction, bridge and highway, duty cycle and infrastructure and energy-related projects. These cranes are also used by the crane rental industry, which serves all of the above industries.

Lattice-boom crawler cranes may be classified according to their lift capacity—low capacity and high capacity. Low capacity crawler cranes with 150-ton capacity or less are often utilized for general construction and duty cycle applications. During the fourth quarter of 2003, we entered into an agreement with Kobelco Construction Machinery Co. ("Kobelco"), under which Kobelco will supply us with a range of lattice-boom crawler cranes with lift capacities under 150-tons. These cranes are branded Manitowoc and were introduced in the second quarter of 2004. High capacity crawler cranes with greater than 150-ton capacity are utilized to lift materials in a wide variety of applications and are often utilized in heavy construction, energy-related, stadium construction, petrochemical work, and dockside applications. We offer ten low-capacity models and seven high-capacity models. We also manufacture lattice-boom, self erecting truck cranes. These cranes serve the same markets as our high capacity crawler cranes. They differ from their crawler counterparts in that they are mounted on a truck rather than a crawler and can travel at highway speeds. Crawler cranes are the only crane able to lift and move simultaneously.

We also offer our lattice-boom crawler crane customers various attachments that provide our cranes with greater capacity in terms of height, movement and lifting. Our principal attachments are: MAX-ER™ attachment, luffing jibs and RINGER™ attachments. The MAX-ER is a trailing, counterweight, heavy-lift attachment that dramatically improves the reach, capacity and lift dynamics of the basic crane to which it is mounted. It can be transferred between cranes of the same model for maximum economy and occupies less space than competitive heavy-lift systems. A luffing jib is a fabricated structure similar to, but smaller than, a lattice-boom. Mounted at the tip of a lattice-boom, a luffing jib easily adjusts its angle of operation permitting one crane with a luffing jib to make lifts at additional locations on the project site. It can be transferred between cranes of the same model to maximize utilization. A RINGER attachment is a high-capacity lift attachment that distributes load reactions over a large area to minimize ground-bearing pressure. It can also be more economical than transporting and setting up a larger crane.

Tower Cranes.    Under the Potain brand name, we design and manufacture tower cranes utilized primarily in the building and construction industry. Tower cranes offer the ability to lift and place material more quickly and accurately than other types of lifting machinery without utilizing substantial square footage on the ground. Tower cranes include a stationary vertical tower and a horizontal jib with a counterweight, which is placed near the top of the vertical tower. A load carrying cable runs through a trolley which is on the jib, enabling the load to move along the jib. The jib rotates 360 degrees, which compensates for the crane's inability to move, thus increasing the crane's work area. Operators are primarily located where the jib and tower meet, which provides superior visibility above the worksite. We offer a complete line of tower crane products, including top slewing, luffing jib, topless, self erecting and special cranes for dams, harbors and other large building projects. Top slewing cranes are the most traditional form of tower cranes.

Top slewing tower cranes have a tower and multi-sectioned horizontal jib. Suspension cables supporting the jib extend from the tower. These cranes rotate from the top of their mast and can increase in height with the project. Top slewing cranes are transported in separate pieces and assembled at the construction site in one to three days depending on the height. We offer 37 models of top slewing tower cranes with lifting capabilities up to 1,954 meter-tons. These cranes are generally sold to large building and construction groups, as well as to rental companies.

Luffing jib tower cranes, which are a type of top slewing crane, have an angled rather than horizontal jib. Unlike other tower cranes which have a trolley that controls the lateral movement of the load, luffing jib cranes move their load by changing the angle of the jib. These cranes are transported in separate pieces and assembled at the construction site in one to three days depending on the height. The cranes are utilized primarily in urban areas where space is constrained or in situations where several cranes are installed close together. We currently offer 11 models of luffing jib tower cranes with lifting capabilities up to 605 meter-tons.

Topless tower cranes are a type of top slewing crane without the cathead or jib tiebars on the top of the mast. The cranes are utilized primarily when overhead height is constrained or in situations where several cranes are installed close together. These cranes are transported in separate pieces and assembled at the construction site in one to three days depending on the height. We currently offer seven models of topless tower cranes with lifting capabilities ranging up to 280 meter-tons.

Self-erecting tower cranes are generally trailer-mounted and unfold from four sections, two for the tower and two for the jib. The smallest of our models unfolds in less than 8 minutes; larger models erect in a few hours. Self-erecting cranes rotate from the bottom of their mast. We offer 26 models of self-erecting cranes with lifting capacities up to 80 meter-tons, which are utilized primarily in light construction and residential applications.

Mobile Telescopic Cranes.    Under the Grove brand name, we design and manufacture 27 models of mobile telescopic cranes utilized primarily in industrial, commercial and construction applications, as well as in maintenance applications to lift and move material at job sites. Mobile telescopic cranes consist of a telescopic boom mounted on a wheeled carrier. Mobile telescopic cranes are similar to lattice-boom cranes in that they are designed to lift heavy loads using a mobile carrier as a platform, enabling the crane to move on and around a job site without typically having to re-erect the crane for each particular job. Additionally, many mobile telescopic cranes have the ability to drive between sites, while some are even permitted on public roadways. We currently offer the following four types of mobile telescopic cranes capable of reaching tip heights of 430 feet with lifting capacities up to 550 tons: (i) rough terrain; (ii) all-terrain; (iii) truck mounted; and (iv) industrial.

Rough-terrain cranes are designed to lift materials and equipment on rough or uneven terrain. These cranes cannot be driven on highways and, accordingly, must be transported by truck to a work site. We produce, under the Grove brand name, seven models of rough-terrain cranes capable of tip heights of up to 227 feet and maximum load capacities of up to 130 tons.

All-terrain cranes are versatile cranes designed to lift materials and equipment on rough or uneven terrain and yet are highly maneuverable and capable of highway speeds. We produce, under the Grove brand name, ten models of all-terrain cranes capable of tip heights of up to 430 feet and maximum load capacities of up to 550 tons.

Truck-mounted cranes are designed to provide simple set-up and long reach, high capacity booms and are capable of traveling from site to site at highway speeds. These cranes are suitable for urban and suburban uses. We produce, under the Grove brand name, 13 models of truck-mounted cranes capable of tip heights of up to 237 feet and maximum load capacities of up to 90 tons.

Industrial cranes are designed primarily for plant maintenance, storage yard and material handling jobs. We produce, under the Grove brand name, seven models of industrial cranes capable of tip heights of up to 92 feet and maximum load capacities of up to 20 tons.

Boom Trucks.    We offer our hydraulic and articulated boom truck products under the National Crane product line. A boom truck is a hydraulically powered telescopic crane or articulated crane mounted on a truck chassis. Telescopic boom trucks are used primarily for lifting material and personnel on a job site, while articulated boom trucks are utilized primarily to load and unload truck beds at a job site. We currently offer, under the National Crane brand name, 12 models of telescoping and 14 models of articulating cranes capable of reaching maximum heights of 175 feet and lifting capacity up to 40 tons.

Product Servicing.    Our crane-related product servicing is marketed under the name CraneCARE and includes maintenance and repair services and parts supply. We believe that the breadth and geographic reach of our maintenance and service capabilities provide us with a significant competitive advantage since potential buyers and users of our cranes will generally consider the availability and quality of these services when deciding on a crane product.

Backlog.    The year-end backlog of crane products includes orders that have been placed on a production schedule and those orders that we have accepted and that we expect to be shipped and billed during the next year. Manitowoc's backlog of unfilled orders for the Crane segment at September 30, 2004 approximated $288.7 million, as compared with $213.2 million at December 31, 2003.

Crane Industry Condition.    Demand for cranes is cyclical and depends, in part, on the level of construction activity, particularly commercial construction and infrastructure development. Since the beginning of the most recent economic recession in March 2001 to December 2003, non-residential construction spending in the United States declined 20% and US unit shipments of cranes declined 49% from 2000 to 2003. Increases in demand for cranes have historically lagged increases in demand for other types of construction equipment by at least twelve months because cranes are typically used in the later stages of a construction or infrastructure project. For example, total unit shipments of construction equipment (excluding cranes and skid-steer loaders) began to increase in 1993 and 2003 after declining from 1988 to 1992 and 1998 to 2002, respectively, while unit shipments of cranes began to increase in 1994 and 2004 after declining from 1990 to 1993 and 1998 to 2003, respectively. While demand for cranes has declined significantly since 2000 and remains at depressed levels, our Crane backlog as of September 30, 2004 has increased 97% relative to our Crane backlog as of September 30, 2003. Nevertheless, we cannot be certain that the trends in the crane industry described above will recur in the future or will benefit our Crane segment if they do. We also cannot provide any assurance that the increase in our backlog represents a recovery in the crane industry or our Crane segment or that any increase in sales will result in improved results in the future.

FOODSERVICE

Our Foodservice segment designs, manufactures and markets commercial ice-cube and flaker machines and storage bins; walk-in refrigerators and freezers; reach-in refrigerators and freezers; refrigerated undercounters and food preparation tables; private label residential refrigerators/freezers; ice/beverage dispensers; post-mix beverage dispensing valves; cast aluminum cold plates; long-draw beer dispensing systems; compressor racks and modular refrigeration systems; and backroom beverage equipment distribution services. Products are sold under the names Manitowoc, Kolpak, SerVend, Multiplex, Harford-Duracool, McCall, Flomatic, Compact, Icetronic, Kyees, RDI and other brand names.

Commercial Ice Cube Machines, Ice Flaker Machines and Storage Bins.    Ice machines are classified as either self-contained or modular machines and can be further classified by size, capacity and the type of ice they produce. There are two basic types of ice made by ice machines: cubes and flakes. Machines that make ice cubes, the most popular type of machine, are used by the foodservice industry for drinks, ice displays and salad bars. Flake ice is used to a great extent in processing applications, such as keeping meats and seafood fresh, as well as in medical facilities for use in ice packs.

Our subsidiary Manitowoc Ice manufactures 26 models of commercial ice cube and flake machines, serving the foodservice, convenience store, healthcare, restaurant and lodging markets. We manufacture ice machines that make both ice in cube and flake form and range in daily production capacities from 45 to 2,150 pounds.

The ice cube machines are either self-contained units, which make and store ice, or modular units, which make, but do not store ice. We offer the world's only commercial ice making machines with patented cleaning and sanitizing technology. This feature eliminates the downtime and labor costs associated with periodic cleaning of the water distribution system. All units feature patented technology with environmentally friendly hydrofluorocarbon refrigerants. We also manufacture the patented QuietQube ice cube machines, which feature CVD, or cool vapor defrost technology, operate heat-free, are 75% quieter than non-CVD units and produce more ice in a smaller footprint. These QuietQube machines are ideally suited for use in new restaurants, which often feature more open designs, and for use with the self-service beverage systems increasingly found in quick service restaurants and convenience stores. Our ice machines are sold throughout North America, Europe and Asia.

Walk-in Refrigerators and Freezers.    We manufacture under the brand names Kolpak and Harford-Duracool modular and fully assembled walk-in refrigerators, coolers and freezers for restaurants, institutions, commissaries and convenience stores. Walk-in refrigerators and freezers are large, insulated storage spaces fitted with refrigeration systems. Most walk-ins are custom-made from modular insulated panels constructed with steel or aluminum exteriors and foamed-in-place urethane insulation. Refrigerator/blower units are installed in order to maintain an even temperature throughout the refrigerated space. Walk-ins come in many models with various types of doors, interior shelving and viewing windows. We also produce a complete line of express or pre-assembled walk-ins.

Reach-in Refrigerators and Freezers.    Reach-in refrigerators and freezers are typically constructed from stainless steel and have a thick layer of insulation in the walls, doors and floor. The cabinets have one to three doors, made of either glass or steel, and come in a variety of sizes with storage capabilities up to 72 cubic feet. Although reach-ins resemble household refrigerators, commercial versions utilize few plastic parts, incorporate larger compressor units and do not usually combine refrigerator and freezer compartments in the same unit. These design features stem from the needs of end-users and the heavy duty usage of most reach-ins. For example, in contrast to the typical household refrigerator, commercial reach-ins may be opened and closed hundreds of times per day, placing mechanical strain on the structure and greatly increasing the cooling load on the refrigeration system. We produce under our McCall, Koolaire and Kolpak bands over 60 self-contained upright and under-counter refrigeration equipment units, including a full line of reach-ins and refrigerated food preparation equipment for restaurants, institutions and commissaries. We make over 50 standard models of reach-ins plus custom-built units.

Dispensers and Products.    Our subsidiary Manitowoc Beverage Equipment, Inc. produces ice-cube dispensers, beverage dispensers, ice/beverage dispensers, post-mix dispensing valves and cast aluminum cold plates and related equipment for use by quick service restaurants, convenience stores, bottling operations, movie theaters and the soft-drink industry. Ice cube dispensers come in the form of floor and countertop models with storage capacities ranging from 45 to 180 pounds, while ice/beverage dispensers include traditional combination ice/beverage dispensers, drop-in dispensers and electric countertop units. Dispensing systems are manufactured for the dispensing of soda, water and beer. Soda systems include remote systems that produce cold carbonated water and chill incoming water and syrup prior to delivery to dispensing towers. Beer systems offer technically advanced remote beer delivery systems which are superior by design, allow increased yields, provide better under-bar space utilization and allow multiple stations to operate from one central unit.

Our subsidiary Manitowoc Beverage Systems, Inc. ("MBS") is a systems integrator with nationwide distribution of beverage dispensing and backroom equipment and support system components. MBS serves the needs of major beverage and bottler customers, restaurants, convenience stores and other outlets and provides our customers with one point of contact for their beverage dispenser and backroom equipment needs. It operates throughout the United States, with locations in Ohio, California and Virginia.

Product Servicing.    We offer servicing for our Foodservice products through our dealer-distributor network, and we train approximately 13,000 independent technicians annually on our Foodservice products. We generally will not sell our Foodservice products in an area unless and until we believe we have established adequate servicing for our Foodservice products in that area.

Backlog.    The backlog for unfilled orders for our Foodservice segment at September 30, 2004 and December 31, 2003 was not significant because orders are generally filled within 24 to 48 hours.

MARINE

We operate four shipyards located in Marinette, Wisconsin; Sturgeon Bay, Wisconsin; Toledo, Ohio; and Cleveland, Ohio.

Marinette, Wisconsin.    Marinette was founded along the Menominee River in Marinette, Wisconsin in 1942 to meet America's growing need for naval construction. Since our first contract to build five wooden barges, Marinette Marine has built more than 1,300 vessels. Marinette is a full service shipyard with in-house capabilities to design and construct the most complex vessels. Our Marinette facility has 300,000 square feet of heated indoor production area, 53,000 square feet of secure indoor warehouse and receiving area, a 2,500 long ton certified ship launchways and a 1,600 ton ship transport system. These features of the Marinette facility allow the vessels to be constructed and outfitted completely indoors. When ready for launching, they are moved outdoors. Typically, vessels are 90 to 95% material and labor complete when launched which allows for the quality of the finished product and greater efficiency.

Sturgeon Bay, Wisconsin.    Located in Sturgeon Bay, Wisconsin, Bay Shipbuilding Co. ("Sturgeon Bay") has quickly become an industry leader in the construction of double-hulled vessels, dredges and dredging support equipment, along with bulk cargo self unloading solutions. This division of the Marine segment specializes in large ship construction projects and repair work. Our Sturgeon Bay shipyard consists of approximately 55 acres of waterfront property. Our Sturgeon Bay facilities include approximately 295,000 square feet of enclosed manufacturing and office space, a 140-foot by 1,158-foot graving dock, a 250-foot graving dock, and a 600-foot, 7,000-ton, floating dry dock.

Toledo, Ohio.    Toledo Shiprepair Company ("Toledo") specializes in hull, machinery and propulsion repairs, along with conversion and retrofitting for the marine industry. Toledo has multiple dry-docking capabilities for emergency repairs and required surveys and years of experience serving the maritime needs of the Great Lakes, as well as the international ship traffic that transit Great Lakes' waterways. Toledo has a 815-foot by 100-foot dry dock, a 515-foot by 100-foot dry dock, and 1,800-foot conversion/repair berth.

Cleveland, Ohio.    Cleveland Shiprepair Company specializes in all types of voyage and topside marine repair.

Backlog.    The backlog for our Marine segment includes new project work to be completed over a series of years and repair and maintenance work presently scheduled which will be completed in the next year. At September 30, 2004, the backlog for our Marine segment approximated $115.0 million, compared to $338.0 million at December 31, 2003. The backlog is primarily made up of new vessel construction projects and does not include options for additional vessels which are yet to be awarded.

FINANCIAL INFORMATION ABOUT BUSINESS SEGMENTS

The following is unaudited financial information about the Crane, Foodservice and Marine segments for the nine months ended September 2003 and 2004, and for the years ended December 31, 2001, 2002 and 2003. The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the notes to the consolidated financial statements included in our Current Report on Form 8-K dated December 3, 2004, except that certain expenses are not allocated to the segments. Unallocated expenses are corporate overhead, amortization expense of intangible assets with definite lives, interest expense, curtailment gain and income taxes. We evaluate segment performance based upon profit and loss before the aforementioned expenses. Restructuring costs separately identified in the consolidated statements of earnings are included as reductions to the respective segment's operating earnings for each period below.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(in thousands)

Net sales from continuing operations:
Crane	$391,109	$674,060	$962,808	$715,071	$890,108
Foodservice	411,637	462,906	457,000	354,704	361,563
Marine	181,677	219,457	151,048	112,115	177,516

Total	$984,423	$1,356,423	$1,570,856	$1,181,890	$1,429,187

Operating earnings from continuing operations:
Crane	$62,654	$55,613	$24,437	$22,166	$40,944
Foodservice	57,942	56,749	65,927	53,770	55,132
Marine	18,924	19,934	4,750	4,052	9,998
Corporate	(11,961)	(15,171)	(19,210)	(13,746)	(15,514)
Amortization expense	(11,074)	(2,001)	(2,919)	(2,153)	(2,333)
Curtailment gain	—	—	12,897	—	—

Operating earnings from continuing operations	$116,485	$115,124	$85,882	$64,089	$88,227

Capital expenditures:
Crane	$17,032	$19,116	$25,028	$18,886	$13,032
Foodservice	7,307	4,107	5,005	2,267	7,395
Marine	2,908	1,490	735	374	4,332
Corporate	1,857	8,283	1,209	722	2,686

Total	$29,104	$32,996	$31,977	$22,249	$27,445

Total assets:
Crane	$577,920	$1,022,771	$1,094,183	$1,060,599	$1,168,632
Foodservice	368,363	320,840	290,586	317,987	311,648
Marine	77,291	93,983	91,519	87,802	101,588
Corporate	57,238	139,529	126,293	139,356	126,430

Total	$1,080,812	$1,577,123	$1,602,581	$1,605,744	$1,708,298

RAW MATERIALS AND SUPPLIES

The primary raw material that we use is structural and rolled steel, which is purchased from various domestic and international sources. We also purchase engines and electrical equipment and other semi- and fully-processed materials. Our policy is to maintain, wherever possible, alternate sources of supply for our important materials and parts. We maintain inventories of steel and other purchased material. We have been successful in our goal to maintain alternative sources of raw materials and supplies and therefore are not dependent on a single source for any particular raw material or supply. During 2004, gross profit was negatively impacted as a result of commodity price increases, particularly for steel, in the Crane, Foodservice and Marine segments. In the first nine months, these increases affected costs by $5.2 million, $2.5 million and $1.8 million, respectively, as compared to 2003. In all cases, the impact of commodity price increases on gross profit is net of price increases to our customers and adjustments to our material standards. Although we have developed plans to manage these pressures for the remainder of 2004 and in 2005, no guarantee of success can be made at this time.

PATENTS, TRADEMARKS AND LICENSES

We hold numerous patents pertaining to our crane and foodservice products and have presently pending applications for additional patents in the United States and foreign countries. In addition, we have various registered and unregistered trademarks and licenses that are of material importance to our business. While we believe our ownership of this intellectual property is adequately protected in customary fashions under applicable law, no single patent, trademark or license is critical to our overall business.

SEASONALITY

Typically, the second and third quarters represent our best quarters for our consolidated financial results. In our Crane segment, summer represents the main construction season. Customers require new machines, parts and service in advance of that season. Since the summer brings warmer weather, there is also an increase in the use and replacement of ice machines, as well as new construction and remodeling within the food service industry. As a result, distributors build inventories during the second quarter for the increased demand. With respect to our Marine segment, the Great Lakes shipping industry's sailing season is normally May through November. Thus, barring any emergency groundings, the majority of repair and maintenance work is performed during the winter months, and the work is typically completed during the first and second quarter of the year. As a result of our overall increase in new construction project work in our Marine segment, the seasonality of our traditional repair and maintenance work is less extreme as new construction projects are performed throughout the year.

COMPETITION

We sell all of our products in highly competitive industries. We compete in each of our industries based on product design, quality of products and services, product performance, maintenance costs and price. Some of our competitors have greater financial, marketing, manufacturing and distribution resources than we do. We believe that we benefit from the following competitive advantages: a strong brand name, a reputation for quality products and service, an established network of global distributors, broad product lines in the markets we serve and a commitment to engineering design and product innovation. However, we cannot assure you that our products and services will continue to compete successfully with our competitors or that we will be able to retain our customer base or improve or maintain our profit margins on sales to our customers. The following table sets forth our primary competitors in each of our business segments:

Business segment	Products	Primary competitors

Crane	Lattice-Boom Crawler Cranes	Hitachi; Kobelco; Liebherr; Sumitomo/Link-Belt; and Terex/Demag
	Tower Cranes	Comansa; Gru Comedil; Wolff; Liebherr; and Terex Peiner
	Mobile Telescopic Cranes	Liebherr; Link-Belt; Terex/Demag; and Tadano
	Boom Trucks	Terex and Manitex

Foodservice	Ice Machines	Hoshizaki; Scotsman; and Ice-O-Matic
	Ice/Beverage Dispensers	Automatic Bar Controls; Celli; Cornelius; Enodis; Lancer Corporation; and Vin Service
	Walk-in Refrigerators/Freezers	American Panel; ICS; Nor-Lake; Kysor/Needham; and W.A. Brown
	Reach-in Refrigerators/Freezers	Beverage Air; Delfield; Traulsen; and True Foodservice
Marine	Ship Repair and Construction	Alabama Shipbuilding & Drydock; Bender Shipbuilding & Repair; Bollinger, Lockport & Larose; Fraser Shipyards; Friede Goldman Halter; and Port Weller Drydocks

ENGINEERING, RESEARCH AND DEVELOPMENT

Our extensive engineering, research and development capabilities have been key drivers of our success. We engage in research and development activities at all of our significant manufacturing facilities. We have a staff of engineers and technicians on three continents who are responsible for improving existing products and developing new products. Manitowoc incurred research and development expenditures of $7.9 million in 2001, $15.6 million in 2002 and $17.4 million in 2003.

Our team of engineers focuses on developing innovative, high performance, low maintenance products that are intended to create significant brand loyalty among customers. Design engineers work closely with our manufacturing and marketing staff, enabling us to identify quickly changing end-user requirements, implement new technologies and effectively introduce product innovations. Our careful management of relationships with dealers, distributors and end users helps us identify their needs, not only for products, but for the service and support that are critical to their profitable operation. As part of our ongoing commitment to provide superior products, we intend to continue our efforts to design products that meet evolving customer demands and reduce the period from product conception to product introduction.

EMPLOYEE RELATIONS

We employ approximately 7,700 people and have labor agreements with 18 union locals in North America. In addition, a large majority of our European employees belong to European trade unions. There were no workstoppages to date during 2004; however, the following work stoppages occurred during 2003 and 2002:

  –>
  at Manitowoc, Wisconsin Crane for four days during November of 2003 by the Local International Association of Machinists;

  –>
  at Marinette Marine beginning January 21, 2003, which lasted 44 days by the local boilermakers union; and

  –>
  at Sturgeon Bay for five days during February of 2002 by the local boilermakers, electrical workers, pipefitters, and carpenters unions.

In 2005, a total of three collective bargaining contracts expire at Manitowoc Ice, our Manitowoc Crane facility and Toledo.

GEOGRAPHIC AREAS

Net sales from continuing operations and long-lived assets by geographic area as of and for the years ended December 31 are as follows:

	Net sales			Long-lived assets
	2001	2002	2003	2002	2003
	(in thousands)

United States	$751,071	$912,328	$902,486	$493,869	$498,729
Other North America	17,333	25,711	13,173	—	—
Europe	155,728	296,597	477,001	425,783	425,383
Asia	31,264	68,390	84,066	9,454	9,610
Middle East	6,905	18,885	59,881	—	—
Central and South America	6,468	7,410	10,883	853	711
Africa	6,180	7,291	7,906	—	—
South Pacific and Caribbean	6,872	13,275	2,989	—	—
Australia	2,602	6,536	12,471	—	1,136

Total	$984,423	$1,356,423	$1,570,856	$929,959	$935,569

Management

Manitowoc's executive officers and directors, their positions and ages as of November 11, 2004 and the years they began in their current principal positions, are as follows:

Name	Position	Age	Principal position held since

Terry D. Growcock	Chairman, Chief Executive Officer and Director	58	1998
Carl J. Laurino	Senior Vice President and Chief Financial Officer	43	2004
Thomas G. Musial	Senior Vice President of Human Resources and Administration	53	2000
Maurice D. Jones	Senior Vice President, General Counsel and Secretary	44	1999
Dean J. Nolden	Vice President of Finance and Controller	36	2004
Mary Ellen Bowers	Vice President of Business Development	48	2004
Glen E. Tellock	Senior Vice President	43	2002
Timothy J. Kraus	Senior Vice President	51	2000
Dennis E. McCloskey	Senior Vice President	61	2003
Dean H. Anderson	Director	64	1992
Virgis W. Colbert	Director	65	2001
Daniel W. Duval	Director	68	2000
Kenneth W. Krueger	Director	47	2004
Keith D. Nosbusch	Director	53	2003
James L. Packard	Director	62	2000
Robert C. Stift	Director	62	1998
Robert S. Throop	Director	67	1992

Terry D. Growcock has been Manitowoc's President and Chief Executive Officer since 1998 and has served as Chairman of the Board since October 2002. He has also been a director since 1998. From 1996 to 1998, he was President and General Manager of Manitowoc Ice, and from 1994 to 1996 he was Executive Vice President of Manitowoc Equipment Works. Prior to joining Manitowoc, Mr. Growcock served in numerous management and executive positions with Siebe plc and United Technologies Corporation.

Carl J. Laurino was named Senior Vice President and Chief Financial Officer in May 2004. He had served as Treasurer since 2001. Mr. Laurino joined Manitowoc in 2000 as Assistant Treasurer and served in that capacity until his promotion to Treasurer. Previously, Mr. Laurino spent 15 years in the commercial banking industry with Firstar Bank (n/k/a US Bank), Norwest Bank (n/k/a Wells Fargo) and Associated Bank. During that period, Mr. Laurino held numerous positions of increasing responsibility, including Commercial Loan Officer with Norwest Bank, Vice President—Business Banking with Associated Bank and Vice President and Commercial Banking Manager with Firstar.

Thomas G. Musial has been Senior Vice President of Human Resources and Administration since 2000. Previously, he was Vice President of Human Resources and Administration (1995), Manager of Human Resources (1987) and Personnel/Industrial Relations Specialist (1976).

Maurice D. Jones has been General Counsel and Secretary since 1999 and was named Senior Vice President in 2004. Mr. Jones previously served as a Vice President beginning in 2002. Prior to joining Manitowoc, Mr. Jones was a partner in the law firm of Davis and Kuelthau, S.C. and served as legal counsel for Banta Corporation.

Dean J. Nolden was named Vice President of Finance and Controller in May 2004. Mr. Nolden joined the company in 1998 as Corporate Controller and served in that capacity until his promotion in May 2004. Prior to joining Manitowoc, Mr. Nolden spent eight years in public accounting in the audit practice of PricewaterhouseCoopers LLP. He left that firm in 1998 as an Audit Manager.

Mary Ellen Bowers joined Manitowoc in November of 2004 as Vice President of Business Development. Prior to joining Manitowoc, Ms. Bowers spent 23 years with Alcoa Inc. During that period Ms. Bowers held numerous positions of increasing responsibility, including Vice President and General Manager, Aerospace and Industrial Products; director, Alcoa global business design; Vice President and Director, Strategic Planning and Information Technology; and Manager, Strategic Planning.

Glen E. Tellock has been Senior Vice President and President and General Manager of Manitowoc Crane Group since 2002. Previously, he served as our Senior Vice President and Chief Financial Officer (1999), Vice President of Finance and Treasurer (1998), Corporate Controller (1992) and Director of Accounting (1991). Prior to joining Manitowoc, Mr. Tellock served as Financial Planning Manager with the Denver Post Corporation and as Audit Manager for Ernst & Whinney.

Timothy J. Kraus has been President and General Manager of Manitowoc Foodservice Group since 2000 and a Senior Vice President since 2004. Mr. Kraus previously served as a Vice President beginning in 2000. Previously, Mr. Kraus was General Manager of Manitowoc's Ice/Beverage Group (1999), Executive Vice President and General Manager of Manitowoc Ice (1998), Vice President of Sales and Marketing (1995) and National Sales Manager (1989). Prior to joining Manitowoc, Mr. Kraus was President of Universal Nolin.

Dennis E. McCloskey has been President and General Manager of Manitowoc Marine Group since 2003 and was named Senior Vice President in 2004. Mr. McCloskey was also a Vice President beginning in 2003. Previously, he was Vice President and General Manager of Marinette (2002) and Vice President of Business Development for Manitowoc Foodservice Group (2001). Prior to joining Manitowoc, Mr. McCloskey was a Group Vice President at Tecumseh Products Company and Group Vice President of Refrigeration and Air Conditioning at Frigidaire Company.

Dean H. Anderson has been President and owner of Dynamic Specialties Inc., a privately-held company specializing in the sale of equipment and systems to the factory and process automation markets, since 2001. He previously served as Senior Vice President—Strategic Development and Vice President—Strategic Development of ABB Vetco Gray Inc., an oil field equipment manufacturer.

Virgis W. Colbert has served as Executive Vice President of Miller Brewing Company, a leading beer brewer and producer, since 1997. Prior to that time, Mr. Colbert held several other operational and management positions with Miller Brewing Company.

Daniel W. Duval has served as Chairman since 1987 and is the former Chief Executive Officer (2002-2003) of Arrow Electronics, Inc., a worldwide distributor of electronic components and computer products and a leading provider of services to the electronics industry. From 2003 to 2004, he also served as Interim President and Chief Executive Officer of Robins & Meyers, Inc., a global manufacturer of specialized fluid management products and systems. Until 1999, he also served in other capacities with Robins & Meyers, Inc.

Kenneth W. Krueger has served as Senior Vice President and Chief Financial Officer of A.O. Smith Corporation since 2000. A.O. Smith is a leading manufacturer of electric motors, water heaters and boilers. From 1999 to 2000, he was Vice President of Finance and Business Planning of the Hydraulics, Semi-Conductor Equipment and Specialty Controls Group of Eaton Corporation. From 1994 to 1999, he was Vice President of Finance and Administration, Rockwell Automation, Inc., a

leading global provider of industrial automation power, control and information solutions, after having served Rockwell Automation in other executive capacities.

Keith D. Nosbusch has served as President and Chief Executive Officer of Rockwell Automation, Inc. since 2004. He was President of the control systems business unit of Rockwell Automation and a Senior Vice President of Rockwell Automation from 1998 to 2004 and previously served Rockwell Automation in other executive capacities.

James L. Packard has served as Chairman of the Board since 1986 and Chief Executive Officer since 1984 of Regal-Beloit Corporation, a worldwide manufacturer of mechanical power transmission equipment, electric motors and controls and electric power generators. He previously also served as its President.

Robert C. Stift is a former Chairman, President and Chief Executive Officer (from 2000 to 2001) of Strategic Industries, LLC, a manufacturer of industrial and consumer products. From 1999 to 2000, he was Chairman and Chief Executive Officer of Lighting Corporation of America. From 1998 to 1999, he was Chairman and Chief Executive Officer of USI Diversified Products Company and from 1992 to 1998 was Chairman and Executive Officer of Grove Worldwide, a division of Hanson Plc.

Robert S. Throop is the Former Chairman and Chief Executive Officer of Anthem Electronics, Inc., a distributor of electronic products. He retired from that position in 1996.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Lehman Brothers Inc. and J.P. Morgan Securities Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

UnderwritersNumber of shares

UBS Securities LLC	1,590,000
Lehman Brothers Inc.	795,000
J.P. Morgan Securities Inc.	265,000

Total	2,650,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

  –>
  receipt and acceptance of our common stock by the underwriters, and

  –>
  the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 397,500 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.09 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 397,500 shares.

	No exercise	Full exercise

Per share	$1.813	$1.813
Total	$4,803,125	$5,523,594

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $750,000.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, except for certain limited gifts, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol "MTW."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  –>
  stabilizing transactions;

  –>
  short sales;

  –>
  purchases to cover positions created by short sales;

  –>
  imposition of penalty bids; and

  –>
  syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under our credit facilities. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Quarles & Brady LLP, Milwaukee, Wisconsin, will pass upon the validity of the common stock on our behalf. Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, will pass on certain legal matters in connection with the common stock on behalf of the underwriters and will rely on the opinion of Quarles & Brady LLP as to certain matters of Wisconsin law.

Experts

The financial statements incorporated in this prospectus by reference to the Current Report on Form 8-K dated December 3, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Documents incorporated by reference

We file annual, quarterly and current reports, and other information with the SEC. Our SEC filings (File No. 001-11978) are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room.

The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the documents we file with the SEC, which means we can disclose important information to you by referring you to those documents. Please refer to "Where You Can Find More Information" in the accompanying prospectus. Any information referenced this way is considered to be part of the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. At the date of this prospectus supplement, we incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our sale of the securities to the public:

  –>
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

  –>
  our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

  –>
  our Current Reports on Form 8-K filed May 3, 2004, May 4, 2004, December 3, 2004 and December 8, 2004;

  –>
  the description of our common stock contained in our Registration Statement on Form 8-A dated October 24, 1972, and any further amendment or report updating that description; and

  –>
  the description of our common stock purchase rights contained in our Registration Statement on Form 8-A dated August 5, 1996, and any further amendment or report updating that description.

PROSPECTUS

$750,000,000

The Manitowoc Company, Inc.

DEBT SECURITIES

COMMON STOCK
(with attached Common Stock Purchase Rights)

        When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

        We may offer from time to time:

    •
    unsecured debt securities consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series;

    •
    guarantees of debt securities, which guarantees are to be issued by one or more of our subsidiaries to be identified when any guarantees are issued;

    •
    common stock, $0.01 par value per share, with attached common stock purchase rights; and

    •
    any combination of the foregoing, at an aggregate initial offering price not to exceed $750,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

        Our common stock is quoted on the New York Stock Exchange, under the symbol "MTW."

        You should carefully consider the "Risk Factors" which may be included in any supplement, or which are incorporated by reference into this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 18, 2002.

*          *          *

        No person has been authorized to give any information or to make any representation not contained in, or incorporated by reference into, this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representation. We do not imply or represent by delivering this prospectus that Manitowoc, or its business, is unchanged after the date of this prospectus or that the information in this prospectus is correct as of any time after its date.

        The information in this prospectus or any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus or any accompanying prospectus supplement, before making an investment decision.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Using this process, we may, from time to time, offer any combination of securities described in this prospectus in one or more offerings with a total initial offering price of up to $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should also read the exhibits to the registration statement. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

        When used in this prospectus and any prospectus supplement, the terms "Manitowoc," "we," "our," "us" and the "Company" refer to The Manitowoc Company, Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

        All statements other than statements of historical facts included or incorporated by reference into this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives for future operations are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus. Forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or words of similar meaning. Some of the factors that could cause such a variance are disclosed in the section "Risk Factors" in the accompanying prospectus supplement and elsewhere in this prospectus, in the prospectus supplement, and in the documents incorporated by reference into this prospectus, and include the following for each of our business segments:

        Cranes and Related Products—market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects within the United States and abroad; growth in world demand for our crane product offerings; the replacement cycle of technologically obsolete cranes; and the demand for used equipment.

        Foodservice Equipment—market acceptance of new and innovative products; demographic information affecting two-income families and general population growth; household income; weather; consolidations within the restaurant and foodservice equipment industries; global expansion of customers; the ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; new product introductions; and the demand for quick-service restaurants and kiosks.

        Marine Services—shipping volume fluctuations based on performance of the steel industry; weather and water levels on the U.S. Great Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of vessel casualties on the Great Lakes; and the level of construction and industrial maintenance.

        Corporate (including factors that may affect all three businesses)—changes in laws and regulations throughout the world; the ability to finance, complete and successfully integrate acquisitions, strategic alliances, and joint ventures; competitive pricing; changes in domestic and international economic and industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; worldwide political risk; pressure of additional financial leverage resulting from our acquisitions; and success in increasing manufacturing efficiencies.

        We urge you to consider these factors and to review carefully the section "Risk Factors" in the accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities. The forward-looking statements included in this prospectus or any prospectus supplement or incorporated by reference into this prospectus are made only as of the date of this prospectus or any prospectus supplement or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

THE COMPANY

        The Manitowoc Company is a diversified industrial manufacturer with leading positions in its three principal segments:

  •
  cranes and related products;

  •
  foodservice equipment; and

  •
  marine services.

        Our cranes and related products business is a global provider of engineered lift solutions, offering one of the broadest lines of lifting equipment in our industry. We design, manufacture and market a comprehensive line of crawler cranes, mobile hydraulic cranes, tower cranes, boom trucks and aerial work platforms with capacities ranging from 10 to over 1,433 U.S. tons. Our crane products are marketed under the Manitowoc, Potain, Grove and National brand names, which we believe hold leadership positions in their respective markets and are among the most recognized names in the industry. Our cranes are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

        Our foodservice equipment business is a leading broad-line manufacturer of "cold" side commercial food service equipment products. We design, manufacture and market full product lines of ice making machines, walk-in and reach-in refrigerator/freezers, fountain beverage delivery systems and other foodservice refrigeration products for the restaurant, lodging, convenience store and institutional foodservice markets.

        Our marine business provides new construction, ship repair and maintenance services for freshwater and saltwater vessels. From our four shipyards, we operate over 60% of the drydock capacity (based on footage) serving the U.S. Great Lakes commercial fleet.

        The address and telephone number of our principal offices are 500 South 16th Street, Manitowoc, Wisconsin 54221-0066, telephone (920) 684-4410.

WHERE YOU CAN FIND MORE INFORMATION

        The Manitowoc Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the securities that we may issue from time to time. This prospectus is a part of that registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. You may read and copy the registration statement and any reports, statements or other information filed by us with the SEC at the SEC's public reference facility at:

Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

        You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. You may also obtain copies of these materials through our website, http://www.manitowoc.com. The information contained on our website is not incorporated by reference into this prospectus.

        Our common stock is listed on the New York Stock Exchange and reports, proxy information and other information concerning us can be inspected at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC. This means that:

  •
  we can disclose important information to you by referring to other documents that contain that information;

  •
  the information incorporated by reference is considered to be part of this prospectus; and

  •
  any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information, including information contained in this prospectus.

        We incorporate by reference into this prospectus the following documents, and any filings we make after the initial filing of the registration statement but before it becomes effective, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until we sell all of the securities that we have registered under the registration statement of which this prospectus is a part:

  •
  Our annual report on Form 10-K for the year ended December 31, 2001;

  •
  Our quarterly report on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

  •
  Our current reports on Form 8-K dated May 9, 2001 (which includes audited financial statements of Potain S.A. (n/k/a Potain SAS), a company which we acquired in 2001, as of and for the years ended December 31, 2000 and 1999), March 18, 2002, June 24, 2002, July 18, 2002, July 23, 2002, July 30, 2002, two dated August 8, 2002 (one of which includes audited financial statements of Grove Investors, Inc., a company we acquired in 2002, as of September 29, 2001, and its predecessor, SGPA, Inc., as of September 30, 2000, and for each of the three fiscal years ended September 29, 2001), and September 12, 2002;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A dated October 24, 1972, and any further amendment or report updating that description; and

  •
  The description of our common stock purchase rights contained in our Registration Statement on Form 8-A dated August 5, 1996, and any further amendment or report updating that description.

        You may request a copy of any of these filings, at no cost, by writing to Maurice D. Jones, Vice President, General Counsel and Secretary, The Manitowoc Company, Inc., P.O. Box 66, Manitowoc, Wisconsin 54221-0066, or by calling Mr. Jones at (920) 684-4410.

        If we have incorporated by reference any statement or information into this prospectus and we subsequently modify that statement or information, the statement or information incorporated into this prospectus is also modified or superseded in the same manner.

USE OF PROCEEDS

        Except as otherwise described in any applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for one or more of the following purposes:

  •
  refinance, in part, existing indebtedness;

  •
  finance, in part, the cost of acquisitions;

  •
  finance capital expenditures and capacity expansion; and/or

  •
  general corporate purposes and working capital.

        Funds which are not required immediately for these purposes may be invested temporarily in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2002, and for the five years ended December 31, 2001, 2000, 1999, 1998 and 1997.

		Years Ended December 31,
	Six Months Ended June 30, 2002
		2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges	2.8x	2.9x	6.5x	9.5x	8.6x	8.9x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

DESCRIPTION OF DEBT SECURITIES

        We may issue debt securities in one or more series under an Indenture (the "Indenture") between us and a qualified trustee to be named in the Indenture, as trustee. The form of the Indenture is filed as an exhibit to the registration statement. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939.

        The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by express reference to the Indenture and the Securities Resolution which establishes a series of debt securities ("Securities Resolution") or the supplemental indenture authorizing a series. Copies will be filed with the SEC. Capitalized terms used in this section without definition have the meanings given such terms in the Indenture.

        The particular terms of the debt securities offered by a prospectus supplement will be described in that supplement, along with any applicable modifications of or additions to the general terms of the debt securities as described herein and in the Indenture. Accordingly, for a description of the terms of any series of debt securities, reference must be made to both the description of the debt securities in this prospectus and the prospectus supplement.

General

        The Indenture does not limit the amount of debt securities that can be issued or our ability or that of our subsidiaries to incur, assure or guarantee debt. Also, the Indenture does not restrict our ability or that of our subsidiaries to create or permit liens. It provides that the debt securities may be issued from time to time in one or more series pursuant to the terms of one or more Securities Resolutions or supplemental indentures creating the series.

        As of the date of this prospectus, there were no debt securities outstanding under the Indenture. The ranking of a series of debt securities with respect to all our indebtedness will be established by a Securities Resolution or supplemental indenture creating the series.

Terms

        If we offer debt securities pursuant to this prospectus, the accompanying prospectus supplement will describe the following terms, if applicable, of those debt securities:

  •
  the designation, denominations, aggregate principal amount, currency or composite currency in which principal or interest may be paid;

  •
  the price at which those debt securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest;

  •
  the maturity date and other dates, if any, on which principal will be payable;

  •
  the interest rate or rates, if any, or method of calculating the interest rate or rates;

  •
  the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

  •
  the manner of paying principal and interest;

  •
  the place or places where principal and interest will be payable;

  •
  provisions relating to subsidiary guarantees, if any;

  •
  the terms of any mandatory or optional redemption by us including any sinking fund;

  •
  whether the debt securities may be converted into or exchanged for common stock or any other securities, and the terms of any conversion or exchange right;

  •
  the terms of any redemption at the option of holders;

  •
  any tax indemnity provisions;

  •
  if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining those payments;

  •
  the portion of principal payable upon acceleration of a discounted debt security (as defined below);

  •
  whether and upon what terms debt securities may be defeased;

  •
  whether any events of default or covenants in addition to or in lieu of those set forth in the Indenture apply;

  •
  provisions for electronic issuance of debt securities or for debt securities in uncertificated form;

  •
  the ranking of the debt securities; and

  •
  any other terms not inconsistent with the provisions of the Indenture, including any covenants or other terms that may be required or advisable.

        We may issue debt securities as registered debt securities, bearer debt securities or uncertificated debt securities, and in any denominations specified in the terms of the series.

        In connection with its original issuance, no bearer debt security will be offered, sold or delivered to any location in the United States, and a bearer debt security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by us to comply with United States laws and regulations.

        Registration of transfer of registered debt securities may be requested upon surrender thereof at any office or agency we maintain for that purpose and upon fulfillment of all other requirements of the agent.

Conversion and Exchange

        The terms, if any, on which debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations, or a combination of any of the foregoing, will be summarized in a prospectus supplement relating to that series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option.

Covenants

        Any covenants that may apply to a particular series of debt securities will be described in the prospectus supplement relating to that series.

Ranking of Debt Securities

        Unless we otherwise state in a prospectus supplement, the debt securities will be unsecured and will rank equally and ratably with our other unsecured and unsubordinated debt. The Indenture does not limit the ability of any of our subsidiaries (including any guarantor) to issue, assume or guarantee debt, and the debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our non-guarantor subsidiaries and to any existing and future secured indebtedness of any guarantor subsidiaries.

Successor Obligor

        The Indenture provides that, unless otherwise specified in the securities resolution which establishes a series of debt securities, we shall not consolidate with or merge into, or transfer all or substantially all of our assets to, any person in any transaction in which we are not the survivor, unless:

  •
  the person is organized under the laws of the United States or a state thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state thereof;

  •
  the person assumes by supplemental indenture all of our obligations under the Indenture, the debt securities and any coupons;

  •
  all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

  •
  immediately after the transaction no default, as defined below, exists.

The successor shall be substituted for us, and thereafter all of our obligations under the Indenture, the debt securities and any coupons shall terminate.

Exchange of Debt Securities

        Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered debt securities at an office or agency we maintain for that purpose and upon fulfillment of all other requirements of our agent.

Default and Remedies

        Unless the Securities Resolution establishing the series otherwise provides (in which event the prospectus supplement will so state), an "event of default" with respect to a series of debt securities will occur if:

  •
  we default in any payment of interest on any debt securities of that series when the same becomes due and payable and the default continues for a period of 30 days;

  •
  we default in the payment of the principal and premium, if any, of any debt securities of the series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise;

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  we default in the performance of any of our other agreements applicable to the series and the default continues for 45 days after the notice specified below;

  •
  pursuant to or within the meaning of any Bankruptcy Law, as defined below, we:

  •
  commence a voluntary case;

  •
  consent to the entry of an order for relief against us in an involuntary case;

  •
  consent to the appointment of a custodian for us or for all or substantially all of our property; or

  •
  make a general assignment for the benefit of our creditors;

  •
  a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

  •
  is for relief against us in an involuntary case;

  •
  appoints a custodian for us or for all or substantially all of our property; or

  •
  orders our liquidation,

    and in each case the order or decree remains unstayed and in effect for 60 days; or

  •
  there occurs any other event of default provided for in such series.

        The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

        The term "default" means any event which is, or after notice or passage of time would be, an event of default. A default is not an event of default until the trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. If an event of default occurs and is continuing on a series, the trustee by notice to us, or the holders of at least 25% in principal amount of the series, may declare the principal of and accrued interest on all the debt securities of the series to be due and payable immediately. The holders of a majority in principal amount of the series, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series.

        The trustee may require indemnity satisfactory to it before it enforces the Indenture or the debt securities of the series. Subject to certain limitations, holders of a majority in principal amount of the debt securities of the series may direct the trustee in its exercise of any trust or power with respect to such series. Except in the case of default in payment on a series, the trustee may withhold from holders of that series notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the Indenture.

        The Indenture does not have a cross-default provision. Thus, a default by us, or any guarantor subsidiary, on any other debt, including any other series of debt securities, would not constitute an event of default. A Securities Resolution which establishes a series of debt securities may provide for a cross-default provision, in which case the prospectus supplement will describe the terms of that provision.

Amendments and Waivers

        The Indenture and the debt securities may be amended, and any default may be waived as follows: Unless a Securities Resolution otherwise provides (in which event the prospectus supplement will state that), we and the trustee may amend the debt securities, the Indenture and any coupons with the written consent of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. Unless the Securities Resolution otherwise provides (in which event the prospectus supplement will state that), a default on a particular series may be waived with the consent of the holders of a majority in principal amount of the debt securities of the series. However, without the consent of each debt security holder affected, no amendment or waiver may:

  •
  reduce the amount of debt securities whose holders must consent to an amendment or waiver;

  •
  reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any debt securities;

  •
  reduce the principal of or change or have the effect of changing the fixed maturity of any debt securities, or change the date on which any debt securities may be subject to redemption or reduce the redemption price therefor;

  •
  make any debt securities payable in money other than that stated in the debt securities;

  •
  make any change in provisions of the Indenture protecting the right of each holder to receive payment of principal of and interest on the debt securities on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of debt securities to waive defaults or events of default; or

  •
  make any change that materially adversely affects the right to convert or exchange any debt security.

        Without the consent of any debt security holder, we and the trustee may amend the Indenture, the debt securities or any coupons to:

  •
  cure any ambiguity, defect, or inconsistency;

  •
  provide for uncertificated debt securities in addition to or in place of certificated debt securities;

  •
  comply with the Indenture's provisions relating to corporate successors, restructurings or rules relating to payment;

  •
  make any change that would provide any additional rights or interests under the holders of debt securities or that does not materially adversely affect the rights or interests under the Indenture of any such holder;

  •
  create a series and establish its terms;

  •
  comply with requirements of the SEC in order to effect or maintain qualification of the Indenture under the Trust Indenture Act;

  •
  provide for changes in applicable tax laws which do not materially adversely affect the rights of holders;

  •
  provide that specific provisions of the Indenture shall not apply to a series not previously issued; or

  •
  provide for a separate trustee for one or more series.

Legal Defeasance and Covenant Defeasance

        Debt securities of a series may be defeased in accordance with their terms and, unless the Securities Resolution establishing the terms of the series otherwise provides, as set forth in the Indenture and described briefly below. We, at any time, may terminate as to a series all of our obligations (except certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Security, to replace destroyed, lost or stolen debt securities and coupons, and to maintain paying agencies in respect of the debt securities) with respect to the debt securities of the series and any related coupons and the Indenture ("legal defeasance"). We, at any time, may terminate as to a series our obligations, if any, with respect to the debt securities and coupons of the series under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenants which may be applicable to the particular series.

        To exercise either defeasance option as to a series, we must:

  •
  irrevocably deposit in trust (the "defeasance trust") with the trustee or another trustee money or U.S. government obligations;

  •
  deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal and interest when due on all debt securities of the series to maturity or redemption, as the case may be; and

  •
  comply with other specified conditions; in particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

        The term "government obligations" means direct obligations of, or obligations guaranteed by, the United States and for payment of which the United States pledges its full faith and credit.

Guarantees

        A series of debt securities may be guaranteed by some of our subsidiary corporations, if those guarantees are provided for in the Securities Resolution or the supplemental indenture relating to that series of debt securities. If guarantees are issued in connection with any debt securities, the terms of those guarantees and the names of our subsidiaries which are providing the guarantees will be identified in the applicable prospectus supplement.

Regarding the Trustee

        The prospectus supplement relating to any debt securities will identify the trustee and registrar those debt securities. Unless otherwise indicated in a prospectus supplement, the trustee will also act as transfer agent and paying agent with respect to the debt securities. We may remove the trustee with or without cause if we so notify the trustee three months in advance and if we are not in default during the three-month period. The trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for us or our affiliates, and may otherwise deal with us or our affiliates, as if it were not trustee.

DESCRIPTION OF CAPITAL STOCK

        Our articles of incorporation provide that we have the authority to issue 75 million shares of $0.01 par value common stock and 3.5 million shares of $0.01 par value preferred stock.

        The following is a summary of the material provisions of our common stock and preferred stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Wisconsin law and our articles of incorporation and by-laws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Common Stock

        As of June 30, 2002, we had 24,161,783 shares of common stock issued and outstanding. In addition, on August 8, 2002, we issued approximately 2.2 million shares of common stock in the acquisition of Grove. All of our issued and outstanding shares are fully paid and nonassessable, except in each case for statutory liability for unpaid employee wages under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law.

        After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law.

        Except as provided under Wisconsin law and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see "—Control Share Voting Restrictions" below. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

        All shares of our common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of our common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

        The transfer agent for our common stock is First Chicago Trust Company, a division of Equiserve.

Preferred Stock

        Under our articles of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 3.5 million shares of preferred stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. As a result, preferred stock could be issued quickly with terms that will delay or prevent a change of control or make removal of management more difficult. In addition, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of our common stock. At present, there are no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Common Stock Purchase Rights

        We have entered into a Rights Agreement, dated as of August 5, 1996, with First Chicago Trust Company, pursuant to which each outstanding share of our common stock has attached four-ninths of a right to purchase shares of our common stock. Each share of our common stock subsequently issued prior to the expiration of the Rights Agreement will likewise have attached four-ninths of a right. Under circumstances described below, the rights will entitle the holder thereof to purchase additional shares of our common stock. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.

        Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 20% of our outstanding common stock, will initially entitle the holder to purchase one share of our common stock at a purchase price of $100, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 20% or more of our outstanding common stock. Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right's then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 20% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. Each right may be redeemed at a price of $0.01 until a party acquires 20% or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights expire on September 18, 2006. Under the Rights Agreement, our board of directors may reduce the thresholds applicable to the rights from 20% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Certain Statutory Provisions

        Business Combination Statute.    Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a "resident domestic corporation" and an "interested shareholder." A business combination is defined to include any of the following transactions:

  •
  a merger or share exchange;

  •
  a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

  •
  the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

  •
  the adoption of a plan of liquidation or dissolution; or

  •
  certain other transactions involving an interested shareholder.

        A "resident domestic corporation" is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act and that, as of the relevant date, satisfies any of the following:

  •
  its principal offices are located in Wisconsin;

  •
  it has significant business operations located in Wisconsin;

  •
  more than 10% of the holders of record of its shares are residents of Wisconsin; or

  •
  more than 10% of its shares are held of record by residents of Wisconsin.

Manitowoc is a resident domestic corporation for purposes of these statutory provisions.

        An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.

        Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

  •
  the board of directors approved the acquisition of the stock prior to such shareholder's acquisition date;

  •
  the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

  •
  the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

        Fair Price Statute.    The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as us require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A "significant shareholder" for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation's stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

  •
  the aggregate value of the per share consideration is equal to the highest of:

  •
  the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

  •
  the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

  •
  the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

  •
  either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

        Control Share Voting Restrictions.    Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares. Manitowoc's articles do not provide otherwise.

        Defensive Action Restrictions.    Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

  •
  acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

  •
  sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

        We currently have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over market price.

BOOK-ENTRY

        The Depository Trust Company ("DTC") may act as securities depository for the securities, in which case the applicable prospectus supplement will so provide. The securities will be issued only as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global certificates will be issued for the securities representing the aggregate principal amount of the debt securities or the number of shares of common stock offered by the applicable prospectus supplement and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act, as amended. DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct

Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

        Purchases of the securities within the DTC system must be made by or through Direct Participants which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each security (a "beneficial owner") will in turn be recorded on the Direct and Indirect Participants' respective records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the securities will be effected by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in debt securities except in the event that use of the book-entry system for the debt securities is discontinued.

        The deposit of the securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other direct communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to Cede & Co. If less than all of the securities of an issue are being redeemed, DTC's practice will determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

        Neither DTC nor Cede & Co. will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy (an "omnibus proxy") to the Participants as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date, identified in a listing attached to the omnibus proxy.

        Principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, will be paid to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of DTC, the underwriters, or Manitowoc, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, to DTC is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving us reasonable notice. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the securities are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC, or any successor securities depository. In that event, certificates for the securities will be printed and delivered.

        We will not have any responsibility or obligation to Participants or to the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominees or any Direct or Indirect Participant with respect to any ownership interest in the securities, or with respect to payments or providing of notice to the Direct Participants, the Indirect Participants or the beneficial owners.

        So long as Cede & Co. is the registered owner of the securities, as nominee of DTC, references herein to holders of the securities shall mean Cede & Co. or DTC and shall not mean the beneficial owners of the securities.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. None of Manitowoc, the trustee or the underwriters take any responsibility for the accuracy or completeness thereof.

PLAN OF DISTRIBUTION

        We may sell the securities offered under this prospectus to or through underwriting syndicates represented by managing underwriters, though one or more underwriters without a syndicate for them to offer and sell to the public, agents or dealers or to investors directly in negotiated sales or in competitively bid transactions.

Underwriters

        The relevant prospectus supplement will identify any agents or underwriters and describe their compensation, including underwriting discount. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges or automated quotation systems on which any offered debt securities may be listed.

        The distribution of securities under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

Agents and Direct Sales

        If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by various institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

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  commercial and savings banks;

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  insurance companies;

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  pension funds;

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  investment companies; and

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  educational and charitable institutions.

        The institutional purchaser's obligations will be subject only to the condition that the purchase of the securities is permitted at the time of delivery. The dealers and our agents will not be responsible for the validity or performance of the contract.

General Information

        Underwriters, dealers and agents participating in a sale of securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and dealers to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the agents, underwriters or dealers may be required to make as a result of those civil liabilities.

        Our common stock is quoted on the New York Stock Exchange under the symbol "MTW." However, unless we indicate differently in a prospectus supplement, we will not list the debt securities on any securities exchange or seek to have them included on the New York Stock Exchange or any other automated quotation system. If we sell a security offered under this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but is not obligated to do so. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered under this prospectus.

        Agents and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiary companies in the ordinary course of business.

LEGAL MATTERS

        The validity of the securities to be sold pursuant to this prospectus will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin counsel to Manitowoc. Legal matters will be passed upon for the underwriters, dealers or agents by counsel we will name in the applicable prospectus supplement.

EXPERTS

        The financial statements of Manitowoc as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Manitowoc for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Potain S.A. appearing in Manitowoc's Current Report on Form 8-K dated May 9, 2001, have been audited by Ernst & Young Audit, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Grove Investors, Inc. as of September 29, 2001 (Successor Company) and September 30, 2000 (Predecessor Company) and for each of the years in the three-year period ended September 29, 2001 (Predecessor Company) have been incorporated by reference into this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference into this prospectus and upon the authority of said firm as experts in auditing and accounting. As stated in the report of KPMG LLP, effective September 29, 2001 Grove accounted for a change in ownership through "fresh-start" reporting. As a result, the consolidated information prior to September 29, 2001 is presented on a different cost basis than that as of September 29, 2001 and, therefore, is not comparable.

QuickLinks

About this prospectus supplement
Prospectus supplement summary
The offering
Summary financial data
Risk factors
Forward-looking statements
Use of proceeds
Capitalization
Price range of common stock and dividend policy
Selected financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Underwriting
Legal matters
Experts
Documents incorporated by reference
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS
THE COMPANY
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
BOOK-ENTRY
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS